Table of Contents

United States Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

My Racehorse CA LLC

(Exact name of issuer as specified in its charter)

Nevada	83-0848007
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

120 Kentucky Ave., Suite 110, Lexington, KY 40502

(Full mailing address of principal executive offices)

888-697-2234

(Issuer’s telephone number, including area code)

TABLE OF CONTENTS

MY RACEHORSE CA LLC

i

Use of Terms

Except as otherwise indicated by the context and for the purposes of this Semi-Annual Report only, references in this Semi-Annual Report to “we,” “us,” “our”, “MRH”, “our company”, or the “Company” refer to My Racehorse CA LLC, a Nevada series limited liability company.

Special Note Regarding Forward Looking Statements

Certain information contained in this Semi-Annual Report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our company’s development plans for our business; our strategies and business outlook; anticipated development of the Company, the Manager, each Series of the Company and the MyRacehorse™ Platform (defined below), future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words like “anticipates”, “believes”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “might”, “plans”, “possible”, “potential”, “predicts”, “projects”, “seeks”, “should”, “will”, “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, but the absence of these words does not mean that a statement is not forward-looking. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” included in our Offering Statement on Form 1-A (the “Offering Statement”; file no. 024-11808) filed with the Securities and Exchange Commission (the “Commission”) on February 22, 2022, and qualified by the Commission on May 2, 2022, as amended and supplemented by post-qualification amendments to date, and matters described in this Semi-Annual Report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Semi-Annual Report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements, and should not make an investment decision based solely on these forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Although the forward-looking statements in this Semi-Annual Report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by them. The projections, estimates and expectations are presented in this Semi-Annual Report only as a guide about future possibilities and do not represent actual amounts or assured events. All the projections and estimates are based exclusively on our management’s own assessment of our business, the industry in which we work and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. Consequently, and because forward-looking statements are inherently subject to risks and uncertainties, the Company cannot guarantee future results, and the actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. You are urged to carefully review and consider the various disclosures made by us in this Semi-Annual Report, in the Offering Statement (and as amended and supplemented by post-qualification amendments to date) and in our other reports as we attempt to advise interested parties of the risks and factors that may affect our business, financial condition, and results of operations and prospects.

ii

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company was formed in the State of Nevada as a series limited liability company on December 27, 2016. Since our inception, we have been engaged primarily in acquiring a collection of horses for use in racing (each, an “Underlying Asset”). The Company, through individual Series, takes ownership in a particular racehorse or group of racehorses (all of the series of the Company offered in such racehorse(s) may collectively be referred to herein as the “Series”, and each, individually, as a “Series”; The interests of all Series in such racehorse(s) may collectively be referred to herein as the “Interests”, and each, individually, as an “Interest”). By doing so, the Company’s goal is to democratize the ownership of such racehorses, and allow fans to experience the thrill, perks and benefits of racehorse ownership at a fraction of the historical cost. This includes everything from the behind the scenes engagements with the racehorse, the jockey and trainers as well as exclusive on-track experiences, and a portion of financial gains that the ownership in such racehorse potentially creates if its breeding rights are sold, if it wins a “purse” at a racing event, if marketing or sponsorship ads are sold, or if it is claimed or sold.

We are managed by Experiential Squared, Inc. (“Experiential” or the “Manager”), a Delaware corporation incorporated in 2016. Experiential provides expert horse racing management services and owns and operates a mobile app-based crowd-funding platform called MyRacehorse™ (the MyRacehorse™ platform and any successor platform used by the Company for the offer and sale of Series interests, is referred to as the “MyRacehorse™ Platform”), which is licensed to the Company pursuant to the terms of that certain Management Services Agreement (the “Management Agreement”), through which Investors may indirectly invest, through Series of the Company’s interests, in fractional racehorse ownership interests that have been historically difficult to access for many market participants. Through the use of the MyRacehorse™ Platform, Investors can browse and screen racehorses, make potential investments in such racehorses, and sign legal documents electronically. It is the intent of the Company and its Manager to maintain control and input into the initial due diligence and subsequent training, maintenance and upkeep of the racehorses.

Experiential employs a team of horse racing experts that has allowed the Company to become one of the most successful horse racing stables in the United States over the past few years. The team has collectively over 100 years of experience buying, managing, and analyzing racehorses. This depth of expertise has led to over 86 wins since launching the stable in June of 2018 through June 2022. The wins have been achieved at the highest level in US horse racing including winning the Breeders’ Cup Classic and the Kentucky Derby. Experiential is considered a highly active racing manager through its strategically located staff in California, New York, and Kentucky (the three major markets for horse racing) and other racing markets as well. Experiential is in daily contact with the trainers and partners regarding all aspects of the racehorses under their management. Experiential also has retained a world-renowned resident veterinarian to actively review the horses in their stable for health and performance. In addition, they have access to several premium data sources that allows their horse racing experts to review speed figures, race results, pedigrees, and conditions to maximize performance of their bloodstock.

We have completed many offerings of Interests as set forth in the table below under “Operating Results” and continue to launch subsequent offerings for other series on an ongoing basis. The information contained in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is in relation to the Company as a whole, which is made up of a number of separate series and Underlying Assets. The purchase of membership interests in a Series of the Company is an investment only in such Series and not an investment in the Company as a whole or any other Series.

As of June 30, 2022, officers of the Manager have loaned the Company a total of $2,346,020 (excluding accrued interest) in connection with the acquisition of these Underlying Assets. See Note 4 to Unaudited Financial Statements as of June 30, 2022 – Advances from Manager and Note 7 - Related Party Transactions of the Notes to the Financial Statements for more information regarding the loans/advances from officers of the Manager or the Manager.

There is limited historical financial information about us upon which to base an evaluation of our performance. We are an emerging growth business with limited operating history, and we are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business, and our planned principal operations have only recently commenced. We cannot guarantee that we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources and possible cost overruns, such as increases in marketing costs, increases in administration expenditures associated with daily operations, increases in accounting and audit fees, and increases in legal fees related to filings and regulatory compliance.

1

Operating Results

As of June 30, 2022, the following Series and related race horses have been created and either have or are currently being offered pursuant to either (i) Rule 506(c) of Regulation D, (ii) a California intrastate permit or (iii) the Offering Statement:

Name of Series	Interests Offered (1)	Interests Sold (1)	Interests Remaining (1)	Asset Cost/Interest (2)	Operating Expense Reserve/Interest (2)	Due Diligence Fee/Interest (2)	Owed to Series (3)	Owed to Experiential (4)	Paid to Experiential (5)	Price Per Interest (6)	$ Sold (7)	$ Offered (7)	$ Remaining (7)
Series Action Bundle	10,000	10,000	–	$4.50	$21.85	$4.65	–	–	46,500.00	31.00	310,000.00	310,000.00	–
Series Adjust 20	10	10		$9,646.90	$1,923.70	$1,929.40	–	–	19,294.00	13,500.00	135,000.00	135,000.00	–
Series Amandrea	550	550	–	210.00	40.00	45.00	–	–	24,750.00	295.00	162,250.00	162,250.00	–
Series Ambleside Park 19	410	410	–	115.00	59.25	30.75	–	–	12,607.50	205.00	84,050.00	84,050.00	–
Series Amers	75	75	–	82.00	37.00	21.00	–	–	1,575.00	140.00	10,500.00	10,500.00	–
Series Apple Down Under 19	600	600	–	100.00	47.05	25.95	–	–	15,570.00	173.00	103,800.00	103,800.00	–
Series Ari the Adventurer 19	5,100	5,100	–	57.50	14.75	12.75	–	–	65,025.00	85.00	433,500.00	433,500.00	–
Series Athenian Beauty 19	1,800	1,800	–	25.00	14.95	7.05	–	–	12,690.00	47.00	84,600.00	84,600.00	–
Series Authentic	12,500	12,500	–	151.54	23.56	30.90	–	–	386,250.00	206.00	2,575,000.00	2,575,000.00	–
Series Awe Hush 19	1,800	1,800	–	110.00	29.40	24.60	–	–	44,280.00	164.00	295,200.00	295,200.00	–
Series Balletic	10,000	9,998	2	45.00	23.00	12.00	46.00	90.00	119,976.00	80.00	799,840.00	800,000.00	160.00
Series Bella Chica	100	100	–	250.00	73.00	57.00	–	–	5,700.00	380.00	38,000.00	38,000.00	–
Series Big Mel	6,000	6,000	–	89.00	14.00	18.00	–	–	108,000.00	121.00	726,000.00	726,000.00	–
Series Black Escort 19	20	20	–	2,750.00	1,660.00	590.00	–	–	11,800.00	5,000.00	100,000.00	100,000.00	–
Series Bullion	25	25	–	240.00	–	230.00	–	–	5,750.00	470.00	11,750.00	11,750.00	–
Series Cairo Kiss	80	80	–	347.50	124.25	83.25	–	–	6,660.00	555.00	44,400.00	44,400.00	–
Series Captain Sparrow	10	10	–	7,717.50	1,939.00	1,543.50	–	–	15,435.00	11,200.00	112,000.00	112,000.00	–
Series Carrothers	5,100	5,100	–	60.20	25.65	15.15	–	–	77,265.00	101.00	515,100.00	515,100.00	–
Series Cayala 19	4,100	4,100	–	60.00	17.35	13.65	–	–	55,965.00	91.00	373,100.00	373,100.00	–
Series Chad Brown Bundle	5,000	5,000	–	120.69	78.21	35.10	–	–	175,500.00	234.00	1,170,000.00	1,170,000.00	–
Series Classic Cut	10,000	10,000	–	24.00	19.35	7.65	–	–	76,500.00	51.00	510,000.00	510,000.00	–
Series Classofsixtythree 19	1,000	1,000	–	125.00	39.05	28.95	–	–	28,950.00	193.00	193,000.00	193,000.00	–
Series Co Cola 19	5,100	5,100	–	62.50	27.60	15.90	–	–	81,090.00	106.00	540,600.00	540,600.00	–
Series Collusion Illusion	25,000	25,000	–	22.00	3.50	4.50	–	–	112,500.00	30.00	750,000.00	750,000.00	–
Series Consecrate 19	410	410	–	80.00	53.45	23.55	–	–	9,655.50	157.00	64,370.00	64,370.00	–
Series Courtisane 19	10,000	10,000	–	23.00	18.65	7.35	–	–	73,500.00	49.00	490,000.00	490,000.00	–
Series Cuvier	1,250	–	1,250	58.80	69.20	32.00	86,500.00	73,500.00	–	160.00	–	200,000.00	200,000.00
Series Daddys Joy	600	600	–	80.00	73.00	27.00	–	–	16,200.00	180.00	108,000.00	108,000.00	–
Series Dancing Crane	20	20	–	4,250.00	926.00	924.00	–	–	18,480.00	6,100.00	122,000.00	122,000.00	–
Series Daring Dancer 20	750	750	–	60.00	54.75	20.25	–	–	15,187.50	135.00	101,250.00	101,250.00	–
Series De Mystique 17	250	250	–	71.50	47.50	21.00	–	–	5,250.00	140.00	35,000.00	35,000.00	–
Series Deep Cover	800	800	–	100.00	87.00	33.00	–	–	26,400.00	220.00	176,000.00	176,000.00	–
Series Demogorgon	20	20	–	4,500.00	917.00	983.00	–	–	19,660.00	6,400.00	128,000.00	128,000.00	–
Series Desire Street 19	1,020	1,020	–	80.00	90.85	30.15	–	–	30,753.00	201.00	205,020.00	205,020.00	–
Series Echo Warrior 19	6,000	6,000	–	27.00	22.30	8.70	–	–	52,200.00	58.00	348,000.00	348,000.00	–
Series Edge Racing Summer Fun-d	50	14	36	3,400.00	1,100.00	500.00	39,600.00	122,400.00	7,000.00	5,000.00	70,000.00	250,000.00	180,000.00
Series Escape Route	10	10	–	4,240.00	733.00	1,039.20	–	–	10,392.00	6,012.20	60,122.00	60,122.00	–
Series Essential Rose 20	10,000	10,000	–	62.50	26.75	15.75	–	–	157,500.00	105.00	1,050,000.00	1,050,000.00	–

2

Series Exonerated 19	820	820	–	105.00	38.65	25.35	–	–	20,787.00	169.00	138,580.00	138,580.00	–
Series Fenwick Hall 20	1,200	1,200	–	78.75	82.85	40.40	–	–	48,480.00	202.00	242,400.00	242,400.00	–
Series Flora Dora 20	10	10		6,890.60	1,731.30	1,378.10	–	–	13,781.00	10,000.00	100,000.00	100,000.00	–
Series Forever Rose	1,250	–	1,250	99.24	50.36	37.40	62,950.00	124,050.00	–	187.00	–	233,750.00	233,750.00
Series Frosted Oats	4,100	4,100	–	25.00	10.70	6.30	–	–	25,830.00	42.00	172,200.00	172,200.00	–
Series Future Stars Stable	10,000	10,000	–	33.55	8.95	7.50	–	–	75,000.00	50.00	500,000.00	500,000.00	–
Series Gentleman Gerry	20	19	1	5,000.00	1,750.00	1,000.00	1,750.00	5,000.00	19,000.00	7,750.00	147,250.00	155,000.00	7,750.00
Series Going to Vegas	5,100	5,100	–	50.00	23.10	12.90	–	–	65,790.00	86.00	438,600.00	438,600.00	–
Series Got Stormy	5,100	5,100	–	24.51	13.74	6.75	–	–	34,425.00	45.00	229,500.00	229,500.00	–
Series Grand Traverse Bay 19	750	750	–	200.00	179.95	67.05	–	–	50,287.50	447.00	335,250.00	335,250.00	–
Series Grand Traverse Bay 20	750	751	(1)	50.00	52.85	18.15	(52.85)	(50.00)	13,630.65	121.00	90,871.00	90,750.00	(121.00)
Series Helicopter Money	3,000	–	3,000	13.13	40.47	13.40	121,410.00	39,390.00	–	67.00	–	201,000.00	201,000.00
Series Im a Looker 20	4,000	–	4,000	72.03	43.97	29.00	175,880.00	288,120.00	–	145.00	–	580,000.00	580,000.00
Series Into Summer 19	650	650	–	140.00	188.10	57.90	–	–	37,635.00	386.00	250,900.00	250,900.00	–
Series Just Louise 19	1,020	1,020	–	150.00	44.65	34.35	–	–	35,037.00	229.00	233,580.00	233,580.00	–
Series Keertana 18	5,100	5,100	–	72.00	13.00	15.00	–	–	76,500.00	100.00	510,000.00	510,000.00	–
Series Kianas Love	200	200	–	55.00	47.00	18.00	–	–	3,600.00	120.00	24,000.00	24,000.00	–
Series Kichiro	200	200	–	77.50	33.00	19.50	–	–	3,900.00	130.00	26,000.00	26,000.00	–
Series Lane Way	6,000	6,000	–	61.00	15.50	13.50	–	–	81,000.00	90.00	540,000.00	540,000.00	–
Series Latte Da 19	4,100	4,100	–	19.50	10.25	5.25	–	–	21,525.00	35.00	143,500.00	143,500.00	–
Series Lazy Daisy	1,250	1,250	–	90.00	7.00	18.00	–	–	22,500.00	115.00	143,750.00	143,750.00	–
Series Le Relais 20	3,000	2,331	669	92.20	39.80	33.00	26,626.20	61,681.80	76,923.00	165.00	384,615.00	495,000.00	110,385.00
Series Lost Empire 19	10,200	10,200	–	22.50	7.25	5.25	–	–	53,550.00	35.00	357,000.00	357,000.00	–
Series Madarnas	50	50	–	204.00	93.00	53.00	–	–	2,650.00	350.00	17,500.00	17,500.00	–
Series Madeira Wine	20	20	–	1,872.50	253.00	374.50	–	–	7,490.00	2,500.00	50,000.00	50,000.00	–
Series Major Implications	20	20	–	128.00	67.00	35.00	–	–	700.00	230.00	4,600.00	4,600.00	–
Series Man Among Men	820	820	–	180.00	52.05	40.95	–	–	33,579.00	273.00	223,860.00	223,860.00	–
Series Margaret Reay 19	820	820	–	200.00	55.85	45.15	–	–	37,023.00	301.00	246,820.00	246,820.00	–
Series Margarita Friday 19	2,000	1,994	6	55.00	86.10	24.90	516.60	330.00	49,650.60	166.00	331,004.00	332,000.00	996.00
Series Martita Sangrita 17	600	600	–	200.00	72.00	48.00	–	–	28,800.00	320.00	192,000.00	192,000.00	–
Series Mayan Milagra 19	20	20	–	5,500.00	1,846.00	1,154.00	–	–	23,080.00	8,500.00	170,000.00	170,000.00	–
Series Midnight Sweetie 19	820	820	–	90.00	35.80	22.20	–	–	18,204.00	148.00	121,360.00	121,360.00	–
Series Miss Puzzle	125	125	–	109.84	102.66	37.50	–	–	4,687.50	250.00	31,250.00	31,250.00	–
Series Miss Sakamoto	6,000	6,001	(1)	25.00	20.90	8.10	(20.90)	(25.00)	48,608.10	54.00	324,054.00	324,000.00	(54.00)
Series Mo Mischief	5,100	5,100	–	50.00	14.00	11.00	–	–	56,100.00	75.00	382,500.00	382,500.00	–
Series Mo Temptation	3,500	–	3,500	34.58	35.02	17.40	122,570.00	121,030.00	–	87.00	–	304,500.00	304,500.00
Series Monomoy Girl	10,200	10,200	–	29.41	9.69	6.90	–	–	70,380.00	46.00	469,200.00	469,200.00	–
Series Moonbow 20	2,500	–	2,500	21.69	47.11	17.20	117,775.00	54,225.00	–	86.00	–	215,000.00	215,000.00
Series Moonless Sky	200	200	–	60.00	33.50	16.50	–	–	3,300.00	110.00	22,000.00	22,000.00	–
Series Motion Emotion	1,020	1,020	–	24.51	46.89	12.60	–	–	12,852.00	84.00	85,680.00	85,680.00	–
Series Mrs Whistler	2,000	2,002	(2)	40.00	76.45	20.55	(152.90)	(80.00)	41,141.10	137.00	274,274.00	274,000.00	(274.00)
Series My Fast One 20	2,000	–	2,000	55.50	76.50	33.00	153,000.00	111,000.00	–	165.00	–	330,000.00	330,000.00
Series Naismith	2,000	2,000	–	75.00	54.20	22.80	–	–	45,600.00	152.00	304,000.00	304,000.00	–
Series National Road	20	20		5,000.00	1,000.00	1,000.00	–	–	20,000.00	7,000.00	140,000.00	140,000.00	–
Series New York Claiming Package	510	510	–	72.00	54.00	14.00	–	–	7,140.00	140.00	71,400.00	71,400.00	–
Series Night of Idiots	80	80	–	112.00	100.00	38.00	–	–	3,040.00	250.00	20,000.00	20,000.00	–

3

Series Nileist	45	45	–	260.00	190.00	80.00	–	–	3,600.00	530.00	23,850.00	23,850.00	–
Series Noble Goddess	300	300	–	62.00	31.00	17.00	–	–	5,100.00	110.00	33,000.00	33,000.00	–
Series Northern Smile 20	20	18	2	4,500.00	1,600.00	900.00	3,200.00	9,000.00	16,200.00	7,000.00	126,000.00	140,000.00	14,000.00
Series NY Exacta	2,000	2,000	–	107.50	86.30	34.20	–	–	68,400.00	228.00	456,000.00	456,000.00	–
Series Our Miss Jones 19	1,200	1,200	–	50.00	82.60	23.40	–	–	28,080.00	156.00	187,200.00	187,200.00	–
Series Palace Foal	510	–	510	31.00	71.00	18.00	36,210.00	15,810.00	–	120.00	–	61,200.00	61,200.00
Series Popular Demand	1,020	1,020	–	145.00	63.00	36.00	–	–	36,720.00	244.00	248,880.00	248,880.00	–
Series Power Up Paynter	600	600	–	100.00	61.00	29.00	–	–	17,400.00	190.00	114,000.00	114,000.00	–
Series Queen Amira 19	2,000	2,000	–	60.00	80.25	24.75	–	–	49,500.00	165.00	330,000.00	330,000.00	–
Series Race Hunter 19	10,000	10,000	–	25.00	19.20	7.80	–	–	78,000.00	52.00	520,000.00	520,000.00	–
Series Salute to America	1,000	1,000	–	80.00	152.05	40.95	–	–	40,950.00	273.00	273,000.00	273,000.00	–
Series Sauce On the Side	125	125	–	130.00	74.00	36.00	–	–	4,500.00	240.00	30,000.00	30,000.00	–
Series Shake It Up Baby	250	250	–	44.00	66.50	19.50	–	–	4,875.00	130.00	32,500.00	32,500.00	–
Series Sigesmund	200	200	–	50.00	35.00	15.00	–	–	3,000.00	100.00	20,000.00	20,000.00	–
Series Silverpocketsfull 19	5,100	5,100	–	55.00	20.65	13.35	–	–	68,085.00	89.00	453,900.00	453,900.00	–
Series Social Dilemma	510	510	–	49.02	92.93	25.05	–	–	12,775.50	167.00	85,170.00	85,170.00	–
Series Song of Bernadette 20	5,100	5,100	–	55.00	27.45	14.55	–	–	74,205.00	97.00	494,700.00	494,700.00	–
Series Soul Beam	65	65	–	355.00	163.50	91.50	–	–	5,947.50	610.00	39,650.00	39,650.00	–
Series Speightstown Belle 19	900	900	–	85.00	33.15	20.85	–	–	18,765.00	139.00	125,100.00	125,100.00	–
Series Spirit 20	3,000	3,000	–	33.60	33.60	16.80	–	–	50,400.00	84.00	252,000.00	252,000.00	–
Series Squared Straight	150	150	–	150.00	79.50	40.50	–	–	6,075.00	270.00	40,500.00	40,500.00	–
Series Stay Fabulous	2,500	–	2,500	49.95	49.25	24.80	123,125.00	124,875.00	–	124.00	–	310,000.00	310,000.00
Series Storm Shooter	2,000	2,000	–	90.00	48.00	24.00	–	–	48,000.00	162.00	324,000.00	324,000.00	–
Series Street Band	50	50	–	918.00	127.00	185.00	–	–	9,250.00	1,230.00	61,500.00	61,500.00	–
Series Sunny 18	6,000	6,000	–	40.30	14.69	10.01	–	–	60,060.00	65.00	390,000.00	390,000.00	–
Series Sunsanddrinkinhand	20	20	–	3,500.00	781.10	718.90	–	–	14,378.00	5,000.00	100,000.00	100,000.00	–
Series Sweet Sweet Annie 19	20	20	–	4,750.00	1,739.00	1,011.00	–	–	20,220.00	7,500.00	150,000.00	150,000.00	–
Series Swiss Minister	50	50	–	150.00	88.00	42.00	–	–	2,100.00	280.00	14,000.00	14,000.00	–
Series Takeo Squared	100	100	–	153.00	76.00	41.00	–	–	4,100.00	270.00	27,000.00	27,000.00	–
Series Tapitry 19	820	820	–	180.00	52.05	40.95	–	–	33,579.00	273.00	223,860.00	223,860.00	–
Series Tavasco Road	80	80	–	128.00	67.00	35.00	–	–	2,800.00	230.00	18,400.00	18,400.00	–
Series Tell All 19	12	12	–	7,000.00	1,987.00	1,513.00	–	–	18,156.00	10,500.00	126,000.00	126,000.00	–
Series Tell the Duchess 19	2,000	2,000	–	42.50	78.20	21.30	–	–	42,600.00	142.00	284,000.00	284,000.00	–
Series The Filly Four	8,000	8,000	–	105.00	48.00	27.00	–	–	216,000.00	180.00	1,440,000.00	1,440,000.00	–
Series Thirteen Stripes	1,000	1,000	–	100.00	94.65	34.35	–	–	34,350.00	229.00	229,000.00	229,000.00	–
Series Timeless Trick 20	12	8	4	5,000.00	1,750.00	1,000.00	7,000.00	20,000.00	8,000.00	7,750.00	62,000.00	93,000.00	31,000.00
Series Tizamagician	600	600	–	185.00	87.00	48.00	–	–	28,800.00	320.00	192,000.00	192,000.00	–
Series Tufnel	5,200	5,159	41	30.00	22.70	9.30	930.70	1,230.00	47,978.70	62.00	319,858.00	322,400.00	2,542.00
Series Two Trail Sioux 17	450	450	–	165.00	90.00	45.00	–	–	20,250.00	300.00	135,000.00	135,000.00	–
Series Two Trail Sioux 17K	1	1	–	24,750.00	4,970.00	–	–	–	–	29,720.00	29,720.00	29,720.00	–
Series Utalknboutpractice	100	100	–	165.00	90.00	45.00	–	–	4,500.00	300.00	30,000.00	30,000.00	–
Series Vertical Threat	600	600	–	100.00	78.50	31.50	–	–	18,900.00	210.00	126,000.00	126,000.00	–
Series Vow	2,000	2,000	–	70.00	82.15	26.85	–	–	53,700.00	179.00	358,000.00	358,000.00	–
Series War Safe	2,000	2,000	–	45.00	79.10	21.90	–	–	43,800.00	146.00	292,000.00	292,000.00	–
Series Wayne O	6,000	6,000	–	75.00	6.00	14.00	–	–	84,000.00	95.00	570,000.00	570,000.00	–
Series Who Runs the World	5,100	5,086	14	60.00	28.40	15.60	397.60	840.00	79,341.60	104.00	528,944.00	530,400.00	1,456.00
Series Whosbeeninmybed 19	5,100	5,100	–	45.00	17.90	11.10	–	–	56,610.00	74.00	377,400.00	377,400.00	–
Series Without Delay 19	20	20	–	4,500.00	1,550.00	950.00	–	–	19,000.00	7,000.00	140,000.00	140,000.00	–

4

Series Wonder Upon a Star 19	10,000	10,000	–	14.00	17.45	5.55	–	–	55,500.00	37.00	370,000.00	370,000.00	–
Series Yes This Time	10	10	–	10,000.00	793.00	2,159.00	–	–	21,590.00	12,952.00	129,520.00	129,520.00	–
Series You Make Luvin Fun 19	6,000	3,810	2,190	40.00	23.75	11.25	52,012.50	87,600.00	42,862.50	75.00	285,750.00	450,000.00	164,250.00
Series Zestful	100	100	–	194.00	78.00	48.00	–	–	4,800.00	320.00	32,000.00	32,000.00	–

(1)	Denotes total membership interests offered, sold to date and remaining to be sold in each series.

(2)	Denotes the “Cash Portion of the Asset Cost”, “Cash Reserves for Operating Expenses”, and “Due Diligence Fee” per membership interest sold.

(3)	Denotes the amount of cash held in reserve attributable to such series after deduction of “Due Diligence Fee.”

(4)	Denotes the amount owed the Manager for any loans extended on behalf of a series.

(5)	Denotes the amount of “Due Diligence Fee” or other “Management Fee” paid to Manager.

(6)	Price per membership interest of each series.

(7)	Denotes total dollar amount offered, sold to date and remaining to be sold in each series.

Revenues

Revenues are generated at the Series level. During the six-month periods ended June 30, 2022, and June 30, 2021, the Company generated $1,421,369 and $982,124 in revenues, respectively. The increase in revenue is attributed to certain Series’ Underlying Asset winning horse race purse winnings. Some of the Company’s horses (as more particularly described in the Offering Statement under the “Use of Proceeds” section for each Underlying Asset) have begun racing, and thus, may begin to generate revenue.

During the six-month periods ended June 30, 2022, and June 30, 2021, the Company incurred costs of revenue – horse expenses of $2,224,144 and $1,989,393, respectively. The increase in costs of revenue of $234,751 – horse expenses is attributed to the Company’s sizable increase of investment in new, additional Underlying Assets that are related to veterinary costs, transportation, jockey fees, etc. as directly related to the revenue-driving activities of such series of horses.

5

The revenues generated, and costs of revenue incurred, on a series-by-series basis as of June 30, 2022, and June 30, 2021 are as follows:

		Revenues		Cost of Revenues
Series Name	Underlying Asset	30-Jun-22	30-Jun-21	30-Jun-22	30-Jun-21
Series Action Bundle	Action Bundle	$–	$108,820	$–	$(155,367)
Series Adjust 20	Jai Ho	–	–	(4,897)	–
Series Amandrea	Amandrea	–	4,695	–	(13,688)
Series Ambleside Park 19	Lookwhogotlucky	3,762	–	(11,227)	(8,539)
Series Apple Down Under 19	Howboutdemapples	–	–	–	(13,596)
Series Ari the Adventurer 19	Kanthari	–	–	(19,269)	(18,662)
Series Athenian Beauty 19	Quantum Theory	7,740	–	(10,683)	(14,576)
Series Authentic	Authentic	–	–	(103,302)	(187,514)
Series Awe Hush 19	Can't Hush This	10,151	–	(29,982)	(22,000)
Series Balletic	Balletic	–	–	(33,416)	–
Series Bella Chica	Bella Chica	–	784	–	(6,049)
Series Big Mel	Big Mel	–	–	–	(14,491)
Series Black Escort 19	Halofied	192	–	(21,994)	(9,838)
Series Captain Sparrow	Captain Sparrow	–	–	(4,320)	–
Series Carrothers	Carrothers	2,628	–	(19,822)	(31,289)
Series Cayala 19	Provocateur	57,146	–	(35,431)	(12,838)
Series Chad Brown Bundle	Chad Brown Bundle	–	–	(70,119)	–
Series Classic Cut	Classic Cut	–	–	(24,263)	–
Series Classofsixtythree 19	Sixtythreecaliber	21,000	–	(20,991)	(13,798)
Series Co Cola 19	Search Engine	28,050	–	(25,771)	(11,839)
Series Collusion Illusion	Collusion Illusion	275	–	4,403	(19,247)
Series Consecrate 19	Sacred Beauty	3,690	–	(5,292)	(11,823)
Series Courtisane 19	Tap the Gavel	43,850	–	(43,150)	(14,704)
Series Cuvier	Cuvier	–	–	(2,345)	–
Series Daddys Joy	Daddy's Joy	11,100	6,990	(19,106)	(16,514)
Series Dancing Crane	Dancing Crane	49,400	15,636	(38,624)	(24,544)
Series Daring Dancer 20	Daring Dancer 20	–	–	(4,433)	–
Series Deep Cover	Deep Cover	57,090	–	(40,569)	(26,234)
Series Demogorgon	Demogorgon	20,450	–	(27,418)	–
Series Desire Street 19	Always Hopeful	10,404	–	(17,883)	(5,760)
Series Echo Warrior 19	Hero Status	20,904	–	(24,719)	(12,693)
Series Edge Racing Summer Fun-d	Summer Fun	–	–	(2,617)	–
Series Escape Route	Escape Route	65,696	–	(48,423)	(23,018)
Series Essential Rose 20	Rosie's Alibi	–	–	(37,359)	–
Series Exonerated 19	Above Suspicion	–	–	(15,340)	(14,763)
Series Fenwick Hall 20	Inspector	–	–	(7,886)	–
Series Flora Dora 20	Spun Intended	–	–	(6,312)	–
Series Forever Rose	Forever Rose	–	–	(5,125)	–

6

Series Frosted Oats	Frosted Oats	27,675	–	(18,825)	(12,533)
Series Future Stars Stable	Future Stars Stable	31,573	–	(44,648)	(20,232)
Series Gentleman Gerry	Gentleman Gerry	–	–	(6,546)	–
Series Going to Vegas	Going to Vegas	73,950	37,660	(47,045)	(48,205)
Series Got Stormy	Got Stormy	–	52,033	–	(105,319)
Series Grand Traverse Bay 19	Cornice Traverse	3,720	–	(28,981)	(8,320)
Series Grand Traverse Bay 20	Grand Traverse Bay 20	–	–	(4,764)	–
Series Helicopter Money	Helicopter Money	–	–	(2,811)	–
Series Im A Looker 20	I'm a Looker 20	–	–	(5,426)	–
Series Into Summer 19	Malibu Mayhem	325	–	(17,904)	(6,873)
Series Just Louise 19	Forbidden Kingdom	183,855	–	(100,326)	(16,438)
Series Keertana 18	American Heiress	–	230	(516)	(20,944)
Series Kichiro	Kichiro	–	1,034	–	(2,170)
Series Lane Way	Lane Way	–	2,268	(26,200)	(18,139)
Series Latte Da 19	Inalattetrouble	–	–	(7,927)	(10,401)
Series Lazy Daisy	Lazy Daisy	–	–	–	–
Series Le Relais 20	Show Your Cards	–	–	(14,685)	–
Series Lost Empire 19	Laforgia	255	–	(22,400)	(17,384)
Series Madeira Wine	Madeira Wine	6,510	–	(5,585)	–
Series Man Among Men	Man Among Men	–	–	(15,372)	(16,080)
Series Margaret Reay 19	A Mo Reay	11,808	–	(24,043)	(14,471)
Series Margarita Friday 19	Straight No Chaser	–	–	(29,208)	(6,484)
Series Martita Sangrita 17	Carpe Vinum	44,544	5,880	(31,565)	(19,058)
Series Mayan Milagra 19	Tepeu	43,150	–	(35,648)	(6,333)
Series Midnight Sweetie 19	Dolce Notte	–	–	(6,166)	(11,638)
Series Miss Puzzle	Miss Tapit	–	–	7	(3,498)
Series Miss Sakamoto	Miss Sakamoto	25,338	–	(28,063)	(7,007)
Series Mo Mischief	Mo Mischief	–	–	–	(14,505)
Series Mo Temptation	Mo Temptation	–	–	(6,981)	–
Series Monomoy Girl	Monomoy Girl	–	178,500	–	(240,358)
Series Moonbow 20	Moonbow 20	–	–	(2,468)	–
Series Motion Emotion	Motion Emotion	–	10,032	–	(16,821)
Series Mrs Whistler	Mrs Whistler	860	–	(26,091)	(9,727)
Series My Fast One 20	My Fast One 20	–	–	(3,586)	–
Series Naismith	Naismith	1,840	10,980	(32,104)	(34,752)
Series National Road	National Road	28,900	–	(35,342)	–
Series Northern Smile 20	Pep Rally	–	–	(13,756)	–
Series NY Exacta	NY Exacta	18,944	27,050	(70,306)	(52,070)
Series Our Miss Jones 19	Celebrity News	13,200	–	(31,229)	(7,753)
Series Palace Foal	Palace Foal	–	–	–	–
Series Popular Demand	Popular Demand	–	–	–	(12,501)
Series Power Up Paynter	Power Up Paynter	–	510	10	(13,790)

7

Series Queen Amira 19	Regal Rebel	375	–	(21,551)	(7,628)
Series Race Hunter 19	Chasing Time	128,250	–	(106,213)	(11,675)
Series Salute to America	Salute to America	47,500	–	(41,282)	(6,820)
Series Sigesmund	Sigesmund	–	20	–	867
Series Silverpocketsfull 19	Iron Works	50,711	–	(41,151)	(9,400)
Series Social Dilemma	Social Dilemma	–	27,525	–	(32,358)
Series Song of Bernadette 20	Cable Boss	–	–	(20,360)	–
Series Speightstown Belle 19	Ancient Royalty	–	–	–	(11,028)
Series Spirit 20	Phantom Ride	–	–	(7,532)	–
Series Squared Straight	Squared Straight	–	2,048	–	(4,036)
Series Stay Fabulous	Stay Fabulous	–	–	(2,152)	–
Series Storm Shooter	Storm Shooter	15,760	28,640	(21,521)	(31,978)
Series Sunny 18	Solar Strike	–	–	–	(17,082)
Series Sunsanddrinkinhand	Sunsanddrinkinhand	1,040	–	(24,576)	–
Series Sweet Sweet Annie 19	In Due Time	129,920	–	(58,862)	(11,678)
Series Tapitry 19	Infinite Empire	–	–	(12,196)	(14,668)
Series Tell All 19	Walk the Talk	–	–	(12,822)	(10,566)
Series Tell the Duchess 19	Duke of Love	42,552	–	(44,299)	(9,032)
Series The Filly Four	The Filly Four	21,504	190,400	(26,327)	(107,631)
Series Thirteen Stripes	Thirteen Stripes	5,445	20,225	(26,834)	(28,161)
Series Timeless Trick 20	Interstellar	–	–	(7,285)	–
Series Tizamagician	Tizamagician	–	136,200	(18,642)	(68,621)
Series Tufnel	Tufnel	–	–	(13,131)	–
Series Two Trail Sioux 17	Annahilate	–	–	–	(4,654)
Series Two Trail Sioux 17K	Two Trail Sioux 17K	–	–	–	(1,541)
Series Vertical Threat	Vertical Threat	–	–	(3,555)	(16,292)
Series Vow	Vow	–	–	(17,709)	(8,320)
Series War Safe	War Safe	636	–	(40,085)	(2,780)
Series Wayne O	Wayne O	–	2,140	–	(5,934)
Series Who Runs the World	Who Runs the World	–	–	(18,707)	–
Series Whosbeeninmybed 19	Micro Share	31,416	–	(32,450)	(8,417)
Series Without Delay 19	Golden Quality	3,786	–	(20,939)	(2,246)
Series Wonder Upon a Star 19	Star Six Nine	–	–	(6,910)	(14,621)
Series Yes This Time	Yes This Time	12,500	111,825	(32,582)	(57,029)
Series You Make Luvin Fun 19	Magical Ways	–	–	(20,285)	(8,875)
Totals		$1,421,369	$982,124	$(2,224,144)	$(1,989,393)

Operating Expenses

From its formation in December 2016 until the Company commenced its planned principal operations in 2018, the Company’s efforts were focused on the development of its business model, the offering structure and marketing for fundraising. Since commencing principal operations, the Company has been focused on the business of owning, training and racing horses. During the six-month periods ended June 30, 2022, and June 30, 2021, the Company incurred $3,817,059 and $3,687,696 in operating expenses, respectively, an increase of $129,364, related to general and administrative fees, management fees, depreciation, and loss on horse retirement. The increase was primarily driven by an increase in the amount of series offerings and increased costs from the Company’s acquisition of new Underlying Assets and gain on the retirement of certain horses.

8

Operating Expenses for the Company including all of the Series for the six-month periods ended June 30, 2022, and June 30, 2021, are as follows:

	30-Jun-22	30-Jun-21	Difference
General and Administrative (1)	$271,556	$198,851	$72,705
Management Fees	1,056,651	898,703	157,948
Depreciation	2,614,422	2,365,341	249,081
Loss on Horse Retirement	(125,570)	224,800	(350,370)
Total:	$3,817,059	$3,687,696	$129,364

(1)	2022 General and Administrative expenses included interest expense incurred in each period.

Operating Expenses - Overview

During the six-month periods ended June 30, 2022 and June 30, 2021, at the close of the respective offerings for the Series listed in the table below, each individual Series became responsible for operating expenses. All operating expenses are incurred on the books by the Series. The operating expenses for each Series are as follows:

Series Name	Underlying Asset	30-Jun-22	30-Jun-21
Series Action Bundle	Action Bundle	$–	$59,782
Series Adjust 20	Jai Ho	22,430	–
Series Amandrea	Amandrea	–	20,544
Series Ambleside Park 19	Lookwhogotlucky	10,635	11,058
Series Apple Down Under 19	Howboutdemapples	–	10,200
Series Ari the Adventurer 19	Kanthari	54,919	93,965
Series Athenian Beauty 19	Quantum Theory	(3,734)	10,700
Series Authentic	Authentic	540,520	749,914
Series Awe Hush 19	Can't Hush This	36,415	36,200
Series Balletic	Balletic	168,618	–
Series Bella Chica	Bella Chica	0	6,467
Series Big Mel	Big Mel	–	91,168
Series Black Escort 19	Halofied	14,217	11,133
Series Captain Sparrow	Captain Sparrow	17,944	–
Series Carrothers	Carrothers	74,011	57,432
Series Cayala 19	Provocateur	50,315	45,468
Series Chad Brown Bundle	Chad Brown Bundle	284,704	–
Series Classic Cut	Classic Cut	45,600	–
Series Classofsixtythree 19	Sixtythreecaliber	25,333	24,033
Series Co Cola 19	Search Engine	62,186	63,536
Series Collusion Illusion	Collusion Illusion	273,628	96,867
Series Consecrate 19	Sacred Beauty	(7,752)	8,713
Series Courtisane 19	Tap the Gavel	48,235	67,724
Series Cuvier	Cuvier	1,965	–

9

Series Daddys Joy	Daddy's Joy	7,948	10,998
Series Dancing Crane	Dancing Crane	16,407	29,021
Series Daring Dancer 20	Daring Dancer 20	25,463	–
Series Deep Cover	Deep Cover	21,911	16,000
Series Demogorgon	Demogorgon	17,100	–
Series Desire Street 19	Always Hopeful	17,992	4,529
Series Echo Warrior 19	Hero Status	53,398	49,406
Series Edge Racing Summer Fun-d	Summer Fun	8,062	–
Series Escape Route	Escape Route	13,667	7,867
Series Essential Rose 20	Rosie's Alibi	164,383	–
Series Exonerated 19	Above Suspicion	17,550	12,425
Series Fenwick Hall 20	Inspector	55,893	–
Series Flora Dora 20	Spun Intended	19,606	–
Series Forever Rose	Forever Rose	2,353	–
Series Frosted Oats	Frosted Oats	23,486	29,000
Series Future Stars Stable	Future Stars Stable	65,023	55,607
Series Gentleman Gerry	Gentleman Gerry	24,481	–
Series Going to Vegas	Going to Vegas	68,462	108,908
Series Got Stormy	Got Stormy	–	43,228
Series Grand Traverse Bay 19	Cornice Traverse	29,022	48,467
Series Grand Traverse Bay 20	Grand Traverse Bay 20	22,593	–
Series Helicopter Money	Helicopter Money	1,110	–
Series Im A Looker 20	I'm a Looker 20	5,947	–
Series Into Summer 19	Malibu Mayhem	19,679	6,930
Series Just Louise 19	Forbidden Kingdom	47,086	28,975
Series Keertana 18	American Heiress	12,011	61,598
Series Kichiro	Kichiro	–	6,458
Series Lane Way	Lane Way	69,244	69,425
Series Latte Da 19	Inalattetrouble	41,068	22,555
Series Lazy Daisy	Lazy Daisy	–	(8,711)
Series Le Relais 20	Show Your Cards	94,456	–
Series Lost Empire 19	Laforgia	42,676	43,049
Series Madeira Wine	Madeira Wine	8,000	–
Series Man Among Men	Man Among Men	27,800	27,800
Series Margaret Reay 19	A Mo Reay	30,949	30,533
Series Margarita Friday 19	Straight No Chaser	71,951	4,534
Series Martita Sangrita 17	Carpe Vinum	23,421	24,438
Series Mayan Milagra 19	Tepeu	20,433	28,852
Series Midnight Sweetie 19	Dolce Notte	14,700	15,500
Series Miss Puzzle	Miss Tapit	–	4,528
Series Miss Sakamoto	Miss Sakamoto	41,148	25,803
Series Mo Mischief	Mo Mischief	–	45,025

10

Series Mo Temptation	Mo Temptation	5,152	–
Series Monomoy Girl	Monomoy Girl	–	91,830
Series Moonbow 20	Moonbow 20	2,589	–
Series Motion Emotion	Motion Emotion	–	15,055
Series Mrs Whistler	Mrs Whistler	26,165	30,601
Series My Fast One 20	My Fast One 20	2,733	–
Series Naismith	Naismith	28,359	26,760
Series National Road	National Road	36,667	–
Series Northern Smile 20	Pep Rally	24,990	–
Series NY Exacta	NY Exacta	37,763	37,469
Series Our Miss Jones 19	Celebrity News	42,300	4,978
Series Palace Foal	Palace Foal	–	2,601
Series Popular Demand	Popular Demand	–	32,792
Series Power Up Paynter	Power Up Paynter	–	11,551
Series Queen Amira 19	Regal Rebel	23,438	5,746
Series Race Hunter 19	Chasing Time	60,183	48,702
Series Salute to America	Salute to America	21,150	4,097
Series Sigesmund	Sigesmund	–	–
Series Silverpocketsfull 19	Iron Works	57,759	60,050
Series Social Dilemma	Social Dilemma	–	17,928
Series Song of Bernadette 20	Cable Boss	93,297	–
Series Speightstown Belle 19	Ancient Royalty	–	(6,106)
Series Spirit 20	Phantom Ride	58,040	–
Series Squared Straight	Squared Straight	–	6,425
Series Stay Fabulous	Stay Fabulous	2,806	–
Series Storm Shooter	Storm Shooter	60,954	37,089
Series Sunny 18	Solar Strike	–	35,055
Series Sunsanddrinkinhand	Sunsanddrinkinhand	23,684	–
Series Sweet Sweet Annie 19	In Due Time	(200,402)	19,124
Series Tapitry 19	Infinite Empire	27,800	27,800
Series Tell All 19	Walk the Talk	16,100	26,134
Series Tell the Duchess 19	Duke of Love	36,163	4,304
Series The Filly Four	The Filly Four	(160,422)	273,630
Series Thirteen Stripes	Thirteen Stripes	22,211	24,184
Series Timeless Trick 20	Interstellar	11,500	–
Series Tizamagician	Tizamagician	18,405	36,178
Series Tufnel	Tufnel	31,049	–
Series Two Trail Sioux 17	Annahilate	–	33,800
Series Two Trail Sioux 17K	Two Trail Sioux 17K	–	11,800
Series Vertical Threat	Vertical Threat	800	13,296
Series Vow	Vow	26,927	10,144
Series War Safe	War Safe	46,706	1,290

11

Series Wayne O	Wayne O	–	224,464
Series Who Runs the World	Who Runs the World	112,187	–
Series Whosbeeninmybed 19	Micro Share	47,704	44,969
Series Without Delay 19	Golden Quality	20,900	1,833
Series Wonder Upon a Star 19	Star Six Nine	119,450	71,382
Series Yes This Time	Yes This Time	19,692	44,998
Series You Make Luvin Fun 19	Magical Ways	45,600	38,089
Totals		$3,817,059	$3,687,696

Operating Expenses – General and Administrative

For the six-months period ended June 30, 2022, and June 30, 2021, the Company incurred general and administrative fees of $271,556 and $198,851, respectively, an increase of $72,705. This is due to an increase in the minimum annual General and Administrative expense that is incurred by each Series. In addition, many of the horses that incurred expenses in the prior period incurred the subsequent year’s fee in the current period. These increase in the total amount of offerings combined with larger offerings contributed to an overall increase in the general and administrative expense for the Company for the period ending June 30, 2022 relative to the prior period.

The general and administrative fees incurred on a series-by-series basis as of June 30, 2022, and June 30, 2021 are as follows:

Series Name	Underlying Asset	30-Jun-22	30-Jun-21
Series Action Bundle	Action Bundle	$–	$2,400
Series Adjust 20	Jai Ho	–	–
Series Amandrea	Amandrea	–	825
Series Ambleside Park 19	Lookwhogotlucky	2,400	3,200
Series Apple Down Under 19	Howboutdemapples	–	3,200
Series Ari the Adventurer 19	Kanthari	3,600	2,400
Series Athenian Beauty 19	Quantum Theory	1,200	3,200
Series Authentic	Authentic	17,639	23,388
Series Awe Hush 19	Can't Hush This	2,400	3,200
Series Balletic	Balletic	3,600	–
Series Bella Chica	Bella Chica	–	2,300
Series Big Mel	Big Mel	–	800
Series Black Escort 19	Halofied	2,100	–
Series Captain Sparrow	Captain Sparrow	–	–
Series Carrothers	Carrothers	3,600	–
Series Cayala 19	Provocateur	3,600	4,400
Series Chad Brown Bundle	Chad Brown Bundle	3,600	–
Series Classic Cut	Classic Cut	3,600	–
Series Classofsixtythree 19	Sixtythreecaliber	2,400	3,200
Series Co Cola 19	Search Engine	3,600	1,800
Series Collusion Illusion	Collusion Illusion	2,600	5,200
Series Consecrate 19	Sacred Beauty	1,200	3,200

12

Series Courtisane 19	Tap the Gavel	3,600	1,800
Series Cuvier	Cuvier	400	–
Series Daddys Joy	Daddy's Joy	1,500	2,300
Series Dancing Crane	Dancing Crane	2,100	–
Series Daring Dancer 20	Daring Dancer 20	2,400	–
Series Deep Cover	Deep Cover	2,535	2,500
Series Demogorgon	Demogorgon	2,100	–
Series Desire Street 19	Always Hopeful	2,400	800
Series Echo Warrior 19	Hero Status	4,400	2,400
Series Edge Racing Summer Fun-d	Summer Fun	–	–
Series Escape Route	Escape Route	2,100	800
Series Essential Rose 20	Rosie's Alibi	3,600	–
Series Exonerated 19	Above Suspicion	3,200	3,200
Series Fenwick Hall 20	Inspector	1,200	–
Series Flora Dora 20	Spun Intended	–	–
Series Forever Rose	Forever Rose	400	–
Series Frosted Oats	Frosted Oats	3,635	4,400
Series Future Stars Stable	Future Stars Stable	3,615	4,400
Series Gentleman Gerry	Gentleman Gerry	–	–
Series Going to Vegas	Going to Vegas	4,400	3,600
Series Got Stormy	Got Stormy	–	3,600
Series Grand Traverse Bay 19	Cornice Traverse	2,400	1,200
Series Grand Traverse Bay 20	Grand Traverse Bay 20	2,400	–
Series Helicopter Money	Helicopter Money	600	–
Series Im A Looker 20	I'm a Looker 20	600	–
Series Into Summer 19	Malibu Mayhem	3,200	1,200
Series Just Louise 19	Forbidden Kingdom	3,200	3,200
Series Keertana 18	American Heiress	800	800
Series Kichiro	Kichiro	–	–
Series Lane Way	Lane Way	3,800	3,800
Series Latte Da 19	Inalattetrouble	4,662	3,600
Series Lazy Daisy	Lazy Daisy	–	–
Series Le Relais 20	Show Your Cards	1,200	–
Series Lost Empire 19	Laforgia	4,400	4,400
Series Madeira Wine	Madeira Wine	1,000	–
Series Man Among Men	Man Among Men	3,200	3,200
Series Margaret Reay 19	A Mo Reay	2,435	3,200
Series Margarita Friday 19	Straight No Chaser	3,200	–
Series Martita Sangrita 17	Carpe Vinum	1,500	2,300
Series Mayan Milagra 19	Tepeu	2,100	–
Series Midnight Sweetie 19	Dolce Notte	2,400	3,200
Series Miss Puzzle	Miss Tapit	–	2,300

13

Series Miss Sakamoto	Miss Sakamoto	3,600	1,800
Series Mo Mischief	Mo Mischief	–	2,525
Series Mo Temptation	Mo Temptation	1,200	–
Series Monomoy Girl	Monomoy Girl	–	3,600
Series Moonbow 20	Moonbow 20	800	–
Series Motion Emotion	Motion Emotion	–	1,200
Series Mrs Whistler	Mrs Whistler	2,400	1,200
Series My Fast One 20	My Fast One 20	400	–
Series Naismith	Naismith	800	662
Series National Road	National Road	–	–
Series Northern Smile 20	Pep Rally	–	–
Series NY Exacta	NY Exacta	35	(1,069)
Series Our Miss Jones 19	Celebrity News	2,400	1,200
Series Palace Foal	Palace Foal	–	–
Series Popular Demand	Popular Demand	–	5,800
Series Power Up Paynter	Power Up Paynter	–	1,500
Series Queen Amira 19	Regal Rebel	2,400	800
Series Race Hunter 19	Chasing Time	3,600	1,800
Series Salute to America	Salute to America	2,400	800
Series Sigesmund	Sigesmund	–	–
Series Silverpocketsfull 19	Iron Works	3,600	1,800
Series Social Dilemma	Social Dilemma	–	2,400
Series Song of Bernadette 20	Cable Boss	3,600	–
Series Speightstown Belle 19	Ancient Royalty	–	2,000
Series Spirit 20	Phantom Ride	1,200	–
Series Squared Straight	Squared Straight	–	800
Series Stay Fabulous	Stay Fabulous	400	–
Series Storm Shooter	Storm Shooter	45	4,225
Series Sunny 18	Solar Strike	–	800
Series Sunsanddrinkinhand	Sunsanddrinkinhand	–	–
Series Sweet Sweet Annie 19	In Due Time	3,600	–
Series Tapitry 19	Infinite Empire	3,200	3,200
Series Tell All 19	Walk the Talk	2,100	–
Series Tell the Duchess 19	Duke of Love	2,400	800
Series The Filly Four	The Filly Four	40,755	16,846
Series Thirteen Stripes	Thirteen Stripes	5,000	6,600
Series Timeless Trick 20	Interstellar	–	–
Series Tizamagician	Tizamagician	4,900	2,300
Series Tufnel	Tufnel	3,600	–
Series Two Trail Sioux 17	Annahilate	–	800
Series Two Trail Sioux 17K	Two Trail Sioux 17K	–	800
Series Vertical Threat	Vertical Threat	800	2,300

14

Series Vow	Vow	2,400	1,200
Series War Safe	War Safe	2,400	–
Series Wayne O	Wayne O	–	(750)
Series Who Runs the World	Who Runs the World	3,600	–
Series Whosbeeninmybed 19	Micro Share	4,400	1,800
Series Without Delay 19	Golden Quality	2,100	–
Series Wonder Upon a Star 19	Star Six Nine	10,975	2,400
Series Yes This Time	Yes This Time	3,025	–
Series You Make Luvin Fun 19	Magical Ways	3,600	1,800
Totals		$271,556	$198,851

Operating Expenses – Management Fee

For the six-months period ended June 30, 2022, and June 30, 2021, the Company incurred Management Fee expenses of $1,056,651 and $898,703, respectively, an increase of $157,948. The increase is due primarily to the value of the overall offerings during the current period relative to the prior period. In addition, a change in fee structure was instituted in 2022 which caused an increase in the expense.

The Management Fee expenses on a series-by-series basis as of June 30, 2022, and June 30, 2021 are as follows:

Series Name	Underlying Asset	30-Jun-22	30-Jun-21
Series Action Bundle	Action Bundle	$–	$57,382
Series Adjust 20	Jai Ho	19,294	–
Series Amandrea	Amandrea	–	469
Series Ambleside Park 19	Lookwhogotlucky	376	–
Series Apple Down Under 19	Howboutdemapples	–	–
Series Ari the Adventurer 19	Kanthari	–	65,025
Series Athenian Beauty 19	Quantum Theory	774	–
Series Authentic	Authentic	–	–
Series Awe Hush 19	Can't Hush This	1,015	–
Series Balletic	Balletic	86,268	–
Series Bella Chica	Bella Chica	–	–
Series Big Mel	Big Mel	–	–
Series Black Escort 19	Halofied	2,950	7,670
Series Captain Sparrow	Captain Sparrow	15,435	–
Series Carrothers	Carrothers	16,685	22,407
Series Cayala 19	Provocateur	5,715	68
Series Chad Brown Bundle	Chad Brown Bundle	175,500	–
Series Classic Cut	Classic Cut	–	–
Series Classofsixtythree 19	Sixtythreecaliber	2,100	–
Series Co Cola 19	Search Engine	2,805	41,372
Series Collusion Illusion	Collusion Illusion	27	–
Series Consecrate 19	Sacred Beauty	369	47

15

Series Courtisane 19	Tap the Gavel	4,385	51,230
Series Cuvier	Cuvier	–	–
Series Daddys Joy	Daddy's Joy	1,110	699
Series Dancing Crane	Dancing Crane	140	18,480
Series Daring Dancer 20	Daring Dancer 20	15,188	–
Series Deep Cover	Deep Cover	5,709	–
Series Demogorgon	Demogorgon	–	–
Series Desire Street 19	Always Hopeful	1,312	–
Series Echo Warrior 19	Hero Status	20,648	31,329
Series Edge Racing Summer Fun-d	Summer Fun	7,000	–
Series Escape Route	Escape Route	4,500	–
Series Essential Rose 20	Rosie's Alibi	51,408	–
Series Exonerated 19	Above Suspicion	–	–
Series Fenwick Hall 20	Inspector	48,480	–
Series Flora Dora 20	Spun Intended	13,782	–
Series Forever Rose	Forever Rose	–	–
Series Frosted Oats	Frosted Oats	2,768	–
Series Future Stars Stable	Future Stars Stable	3,157	833
Series Gentleman Gerry	Gentleman Gerry	18,000	–
Series Going to Vegas	Going to Vegas	7,395	68,937
Series Got Stormy	Got Stormy	–	39,628
Series Grand Traverse Bay 19	Cornice Traverse	372	37,883
Series Grand Traverse Bay 20	Grand Traverse Bay 20	13,631	–
Series Helicopter Money	Helicopter Money	–	–
Series Im A Looker 20	I'm a Looker 20	–	–
Series Into Summer 19	Malibu Mayhem	554	–
Series Just Louise 19	Forbidden Kingdom	18,386	275
Series Keertana 18	American Heiress	–	23
Series Kichiro	Kichiro	–	–
Series Lane Way	Lane Way	–	227
Series Latte Da 19	Inalattetrouble	–	–
Series Lazy Daisy	Lazy Daisy	–	–
Series Le Relais 20	Show Your Cards	76,923	–
Series Lost Empire 19	Laforgia	26	399
Series Madeira Wine	Madeira Wine	7,000	–
Series Man Among Men	Man Among Men	–	–
Series Margaret Reay 19	A Mo Reay	1,181	–
Series Margarita Friday 19	Straight No Chaser	49,501	–
Series Martita Sangrita 17	Carpe Vinum	4,454	588
Series Mayan Milagra 19	Tepeu	–	21,926
Series Midnight Sweetie 19	Dolce Notte	–	–
Series Miss Puzzle	Miss Tapit	–	–
Series Miss Sakamoto	Miss Sakamoto	11,298	14,280
Series Mo Mischief	Mo Mischief	–	–

16

Series Mo Temptation	Mo Temptation	–	–
Series Monomoy Girl	Monomoy Girl	–	88,230
Series Moonbow 20	Moonbow 20	–	–
Series Motion Emotion	Motion Emotion	–	13,855
Series Mrs Whistler	Mrs Whistler	9,765	24,290
Series My Fast One 20	My Fast One 20	–	–
Series Naismith	Naismith	184	1,098
Series National Road	National Road	20,000	–
Series Northern Smile 20	Pep Rally	16,200	–
Series NY Exacta	NY Exacta	1,894	2,705
Series Our Miss Jones 19	Celebrity News	29,400	–
Series Palace Foal	Palace Foal	–	–
Series Popular Demand	Popular Demand	–	–
Series Power Up Paynter	Power Up Paynter	–	51
Series Queen Amira 19	Regal Rebel	38	–
Series Race Hunter 19	Chasing Time	12,833	30,467
Series Salute to America	Salute to America	4,750	–
Series Sigesmund	Sigesmund	–	–
Series Silverpocketsfull 19	Iron Works	5,071	39,810
Series Social Dilemma	Social Dilemma	–	15,528
Series Song of Bernadette 20	Cable Boss	40,609	–
Series Speightstown Belle 19	Ancient Royalty	–	–
Series Spirit 20	Phantom Ride	50,400	–
Series Squared Straight	Squared Straight	–	–
Series Stay Fabulous	Stay Fabulous	–	–
Series Storm Shooter	Storm Shooter	1,576	2,864
Series Sunny 18	Solar Strike	–	–
Series Sunsanddrinkinhand	Sunsanddrinkinhand	14,378	–
Series Sweet Sweet Annie 19	In Due Time	11,642	13,143
Series Tapitry 19	Infinite Empire	–	–
Series Tell All 19	Walk the Talk	–	18,156
Series Tell the Duchess 19	Duke of Love	18,888	–
Series The Filly Four	The Filly Four	2,150	19,040
Series Thirteen Stripes	Thirteen Stripes	545	2,023
Series Timeless Trick 20	Interstellar	8,000	–
Series Tizamagician	Tizamagician	–	13,620
Series Tufnel	Tufnel	149	–
Series Two Trail Sioux 17	Annahilate	–	–
Series Two Trail Sioux 17K	Two Trail Sioux 17K	–	–
Series Vertical Threat	Vertical Threat	–	–
Series Vow	Vow	27	–
Series War Safe	War Safe	28,556	–

17

Series Wayne O	Wayne O	–	214
Series Who Runs the World	Who Runs the World	55,037	–
Series Whosbeeninmybed 19	Micro Share	3,142	28,294
Series Without Delay 19	Golden Quality	3,800	–
Series Wonder Upon a Star 19	Star Six Nine	–	55,433
Series Yes This Time	Yes This Time	–	27,973
Series You Make Luvin Fun 19	Magical Ways	–	20,734
Totals		$1,056,651	$898,703

Operating Expenses – Depreciation

For the six-months period ended June 30, 2022, and June 30, 2021, the depreciation was $2,614,422 and $2,365,341, respectively, an increase of $249,081. The increase is due to both the quantity and the value of the overall assets increased from the period ending June 30, 2021. This is primarily attributed to the Company acquiring higher valued horses in the current period than in the previous period. The method of calculating depreciation remained unchanged during the current period.

The depreciation on a series-by-series basis as of June 30, 2022 and June 30, 2021 are as follows:

Series Name	Underlying Asset	30-Jun-22	30-Jun-21
Series Action Bundle	Action Bundle	$–	$–
Series Adjust 20	Jai Ho	3,136	–
Series Amandrea	Amandrea	–	19,250
Series Ambleside Park 19	Lookwhogotlucky	7,858	7,858
Series Apple Down Under 19	Howboutdemapples	–	7,000
Series Ari the Adventurer 19	Kanthari	51,319	26,540
Series Athenian Beauty 19	Quantum Theory	2,098	7,500
Series Authentic	Authentic	522,880	726,526
Series Awe Hush 19	Can't Hush This	33,000	33,000
Series Balletic	Balletic	78,750	–
Series Bella Chica	Bella Chica	0	4,167
Series Big Mel	Big Mel	–	90,368
Series Black Escort 19	Halofied	9,167	3,463
Series Captain Sparrow	Captain Sparrow	2,509	–
Series Carrothers	Carrothers	53,726	35,025
Series Cayala 19	Provocateur	41,000	41,000
Series Chad Brown Bundle	Chad Brown Bundle	105,604	–
Series Classic Cut	Classic Cut	42,000	–
Series Classofsixtythree 19	Sixtythreecaliber	20,833	20,833
Series Co Cola 19	Search Engine	55,781	20,365
Series Collusion Illusion	Collusion Illusion	51,944	91,667
Series Consecrate 19	Sacred Beauty	1,269	5,466
Series Courtisane 19	Tap the Gavel	40,250	14,694
Series Cuvier	Cuvier	1,565	–

18

Series Daddys Joy	Daddy's Joy	5,338	7,999
Series Dancing Crane	Dancing Crane	14,167	10,541
Series Daring Dancer 20	Daring Dancer 20	7,875	–
Series Deep Cover	Deep Cover	13,667	13,500
Series Demogorgon	Demogorgon	15,000	–
Series Desire Street 19	Always Hopeful	14,280	3,729
Series Echo Warrior 19	Hero Status	28,350	15,677
Series Edge Racing Summer Fun-d	Summer Fun	1,062	–
Series Escape Route	Escape Route	7,067	7,067
Series Essential Rose 20	Rosie's Alibi	109,375	–
Series Exonerated 19	Above Suspicion	14,350	9,225
Series Fenwick Hall 20	Inspector	6,213	–
Series Flora Dora 20	Spun Intended	5,824	–
Series Forever Rose	Forever Rose	1,953	–
Series Frosted Oats	Frosted Oats	17,083	24,600
Series Future Stars Stable	Future Stars Stable	52,090	58,875
Series Gentleman Gerry	Gentleman Gerry	6,481	–
Series Going to Vegas	Going to Vegas	56,667	36,371
Series Got Stormy	Got Stormy	–	–
Series Grand Traverse Bay 19	Cornice Traverse	26,250	9,383
Series Grand Traverse Bay 20	Grand Traverse Bay 20	6,563	–
Series Helicopter Money	Helicopter Money	510	–
Series Im A Looker 20	I'm a Looker 20	5,347	–
Series Into Summer 19	Malibu Mayhem	15,925	5,730
Series Just Louise 19	Forbidden Kingdom	25,500	25,500
Series Keertana 18	American Heiress	5,552	60,775
Series Kichiro	Kichiro	–	931
Series Lane Way	Lane Way	65,444	65,399
Series Latte Da 19	Inalattetrouble	10,101	18,955
Series Lazy Daisy	Lazy Daisy	–	–
Series Le Relais 20	Show Your Cards	16,333	–
Series Lost Empire 19	Laforgia	38,250	38,250
Series Madeira Wine	Madeira Wine	1,063	–
Series Man Among Men	Man Among Men	24,600	24,600
Series Margaret Reay 19	A Mo Reay	27,333	27,333
Series Margarita Friday 19	Straight No Chaser	19,250	4,534
Series Martita Sangrita 17	Carpe Vinum	17,467	21,550
Series Mayan Milagra 19	Tepeu	18,333	6,926
Series Midnight Sweetie 19	Dolce Notte	12,300	12,300
Series Miss Puzzle	Miss Tapit	–	2,228
Series Miss Sakamoto	Miss Sakamoto	26,250	9,722
Series Mo Mischief	Mo Mischief	–	42,500

19

Series Mo Temptation	Mo Temptation	3,952	–
Series Monomoy Girl	Monomoy Girl	–	–
Series Moonbow 20	Moonbow 20	1,789	–
Series Motion Emotion	Motion Emotion	–	–
Series Mrs Whistler	Mrs Whistler	14,000	5,111
Series My Fast One 20	My Fast One 20	2,333	–
Series Naismith	Naismith	27,375	25,000
Series National Road	National Road	16,667	–
Series Northern Smile 20	Pep Rally	8,790	–
Series NY Exacta	NY Exacta	35,833	35,833
Series Our Miss Jones 19	Celebrity News	10,500	3,778
Series Palace Foal	Palace Foal	–	2,601
Series Popular Demand	Popular Demand	–	26,992
Series Power Up Paynter	Power Up Paynter	–	10,000
Series Queen Amira 19	Regal Rebel	21,000	4,946
Series Race Hunter 19	Chasing Time	43,750	16,435
Series Salute to America	Salute to America	14,000	3,297
Series Sigesmund	Sigesmund	–	–
Series Silverpocketsfull 19	Iron Works	49,088	18,440
Series Social Dilemma	Social Dilemma	–	–
Series Song of Bernadette 20	Cable Boss	49,088	–
Series Speightstown Belle 19	Ancient Royalty	–	9,130
Series Spirit 20	Phantom Ride	6,440	–
Series Squared Straight	Squared Straight	–	1,472
Series Stay Fabulous	Stay Fabulous	2,406	–
Series Storm Shooter	Storm Shooter	23,387	30,000
Series Sunny 18	Solar Strike	–	34,255
Series Sunsanddrinkinhand	Sunsanddrinkinhand	9,306	–
Series Sweet Sweet Annie 19	In Due Time	13,544	5,981
Series Tapitry 19	Infinite Empire	24,600	24,600
Series Tell All 19	Walk the Talk	14,000	7,978
Series Tell the Duchess 19	Duke of Love	14,875	3,504
Series The Filly Four	The Filly Four	59,136	237,744
Series Thirteen Stripes	Thirteen Stripes	16,667	15,561
Series Timeless Trick 20	Interstellar	3,500	–
Series Tizamagician	Tizamagician	13,505	20,258
Series Tufnel	Tufnel	27,300	–
Series Two Trail Sioux 17	Annahilate	–	4,258
Series Two Trail Sioux 17K	Two Trail Sioux 17K	–	3,482
Series Vertical Threat	Vertical Threat	–	10,996

20

Series Vow	Vow	24,500	8,944
Series War Safe	War Safe	15,750	1,290
Series Wayne O	Wayne O	–	11,694
Series Who Runs the World	Who Runs the World	53,550	–
Series Whosbeeninmybed 19	Micro Share	40,163	14,875
Series Without Delay 19	Golden Quality	15,000	1,833
Series Wonder Upon a Star 19	Star Six Nine	16,061	13,548
Series Yes This Time	Yes This Time	16,667	17,025
Series You Make Luvin Fun 19	Magical Ways	42,000	15,556
Totals		$2,614,422	$2,365,341

Operating Expenses – Loss on Horse Retirement

For the six-months period ended June 30, 2022, and June 30, 2021, the loss on horse retirement was $(125,570) and $224,800, respectively, a decrease of $350,370. The decrease is due to the timing and the change in remaining net asset value at the close out of the respective Series in the given period. In addition, certain horses were sold for more than their acquisition cost resulting in a gain for the respective Series.

The loss on horse retirement on a series-by-series basis as of June 30, 2022, and June 30, 2021 are as follows:

Series Name	Underlying Asset	30-Jun-22	30-Jun-21
Series Action Bundle	Action Bundle	$–	$–
Series Adjust 20	Jai Ho	–	–
Series Amandrea	Amandrea	–	–
Series Ambleside Park 19	Lookwhogotlucky	–	–
Series Apple Down Under 19	Howboutdemapples	–	–
Series Ari the Adventurer 19	Kanthari	–	–
Series Athenian Beauty 19	Quantum Theory	(7,807)	–
Series Authentic	Authentic	–	–
Series Awe Hush 19	Can't Hush This	–	–
Series Balletic	Balletic	–	–
Series Bella Chica	Bella Chica	–	–
Series Big Mel	Big Mel	–	–
Series Black Escort 19	Halofied	–	–
Series Captain Sparrow	Captain Sparrow	–	–
Series Carrothers	Carrothers	–	–
Series Cayala 19	Provocateur	–	–
Series Chad Brown Bundle	Chad Brown Bundle	–	–
Series Classic Cut	Classic Cut	–	–
Series Classofsixtythree 19	Sixtythreecaliber	–	–
Series Co Cola 19	Search Engine	–	–
Series Collusion Illusion	Collusion Illusion	219,056	–
Series Consecrate 19	Sacred Beauty	(10,590)	–
Series Courtisane 19	Tap the Gavel	–	–
Series Cuvier	Cuvier	–	–

21

Series Daddys Joy	Daddy's Joy	–	–
Series Dancing Crane	Dancing Crane	–	–
Series Daring Dancer 20	Daring Dancer 20	–	–
Series Deep Cover	Deep Cover	–	–
Series Demogorgon	Demogorgon	–	–
Series Desire Street 19	Always Hopeful	–	–
Series Echo Warrior 19	Hero Status	–	–
Series Edge Racing Summer Fun-d	Summer Fun	–	–
Series Escape Route	Escape Route	–	–
Series Essential Rose 20	Rosie's Alibi	–	–
Series Exonerated 19	Above Suspicion	–	–
Series Fenwick Hall 20	Inspector	–	–
Series Flora Dora 20	Spun Intended	–	–
Series Forever Rose	Forever Rose	–	–
Series Frosted Oats	Frosted Oats	–	–
Series Future Stars Stable	Future Stars Stable	6,161	(8,500)
Series Gentleman Gerry	Gentleman Gerry	–	–
Series Going to Vegas	Going to Vegas	–	–
Series Got Stormy	Got Stormy	–	–
Series Grand Traverse Bay 19	Cornice Traverse	–	–
Series Grand Traverse Bay 20	Grand Traverse Bay 20	–	–
Series Helicopter Money	Helicopter Money	–	–
Series Im A Looker 20	I'm a Looker 20	–	–
Series Into Summer 19	Malibu Mayhem	–	–
Series Just Louise 19	Forbidden Kingdom	–	–
Series Keertana 18	American Heiress	5,659	–
Series Kichiro	Kichiro	–	5,528
Series Lane Way	Lane Way	–	–
Series Latte Da 19	Inalattetrouble	26,305	–
Series Lazy Daisy	Lazy Daisy	–	(8,713)
Series Le Relais 20	Show Your Cards	–	–
Series Lost Empire 19	Laforgia	–	–
Series Madeira Wine	Madeira Wine	(1,063)	–
Series Man Among Men	Man Among Men	–	–
Series Margaret Reay 19	A Mo Reay	–	–
Series Margarita Friday 19	Straight No Chaser	–	–
Series Martita Sangrita 17	Carpe Vinum	–	–
Series Mayan Milagra 19	Tepeu	–	–
Series Midnight Sweetie 19	Dolce Notte	–	–
Series Miss Puzzle	Miss Tapit	–	–
Series Miss Sakamoto	Miss Sakamoto	–	–
Series Mo Mischief	Mo Mischief	–	–

22

Series Mo Temptation	Mo Temptation	–	–
Series Monomoy Girl	Monomoy Girl	–	–
Series Moonbow 20	Moonbow 20	–	–
Series Motion Emotion	Motion Emotion	–	–
Series Mrs Whistler	Mrs Whistler	–	–
Series My Fast One 20	My Fast One 20	–	–
Series Naismith	Naismith	–	–
Series National Road	National Road	–	–
Series Northern Smile 20	Pep Rally	–	–
Series NY Exacta	NY Exacta	–	–
Series Our Miss Jones 19	Celebrity News	–	–
Series Palace Foal	Palace Foal	–	–
Series Popular Demand	Popular Demand	–	–
Series Power Up Paynter	Power Up Paynter	–	–
Series Queen Amira 19	Regal Rebel	–	–
Series Race Hunter 19	Chasing Time	–	–
Series Salute to America	Salute to America	–	–
Series Sigesmund	Sigesmund	–	–
Series Silverpocketsfull 19	Iron Works	–	–
Series Social Dilemma	Social Dilemma	–	–
Series Song of Bernadette 20	Cable Boss	–	–
Series Speightstown Belle 19	Ancient Royalty	–	(17,236)
Series Spirit 20	Phantom Ride	–	–
Series Squared Straight	Squared Straight	–	4,153
Series Stay Fabulous	Stay Fabulous	–	–
Series Storm Shooter	Storm Shooter	35,946	–
Series Sunny 18	Solar Strike	–	–
Series Sunsanddrinkinhand	Sunsanddrinkinhand	–	–
Series Sweet Sweet Annie 19	In Due Time	(229,188)	–
Series Tapitry 19	Infinite Empire	–	–
Series Tell All 19	Walk the Talk	–	–
Series Tell the Duchess 19	Duke of Love	–	–
Series The Filly Four	The Filly Four	(262,463)	–
Series Thirteen Stripes	Thirteen Stripes	–	–
Series Timeless Trick 20	Interstellar	–	–
Series Tizamagician	Tizamagician	–	–
Series Tufnel	Tufnel	–	–
Series Two Trail Sioux 17	Annahilate	–	28,742
Series Two Trail Sioux 17K	Two Trail Sioux 17K	–	7,518
Series Vertical Threat	Vertical Threat	–	–
Series Vow	Vow	–	–
Series War Safe	War Safe	–	–

23

Series Wayne O	Wayne O	–	213,306
Series Who Runs the World	Who Runs the World	–	–
Series Whosbeeninmybed 19	Micro Share	–	–
Series Without Delay 19	Golden Quality	–	–
Series Wonder Upon a Star 19	Star Six Nine	92,414	–
Series Yes This Time	Yes This Time	–	–
Series You Make Luvin Fun 19	Magical Ways	–	–
Totals		$(125,570)	$224,800

As a result, the Company’s aggregate net loss across all series for the six-month periods ended June 30, 2022, and June 30, 2021 was $4,326,015 and $4,694,966, respectively.

Liquidity and Capital Resources

During the six-month periods ended June 30, 2022, and June 30, 2021, the Company has relied on advances from the Manager, raising capital to fund its operations and the issuance of securities under Regulation A offerings, as well as under Regulation D offerings, as sources of capital. The funds raised supported the repayment of Manager’s loans (advanced to obtain Underlying Assets), accrue management fees and set aside cash held by the Manager as horse reserve accounts to cover certain horse expenses.

Of the horses that were part of an offering as of June 30, 2022 that have not yet started racing and thus potential revenue-generating activities, the Company anticipates they will begin racing as follows:

Series Name	Underlying Asset	Target for Revenue Generation
Series Adjust 20	Jai Ho	Mar-23
Series Ari the Adventurer 19	Kanthari	Jan-23
Series Balletic	Balletic	Dec-22
Series Captain Sparrow	Captain Sparrow	Oct-22
Series Chad Brown Bundle	Chad Brown Bundle	Oct-22
Series Classic Cut	Classic Cut	Mar-23
Series Cuvier	Cuvier	Dec-22
Series Daring Dancer 20	Boppy	Feb-23
Series Edge Racing Summer Fun-d	Edge Racing Summer Fun-d	Aug-22
Series Essential Rose 20	Rosie's Alibi	Aug-22
Series Fenwick Hall 20	Inspector	Sep-22
Series Flora Dora 20	Spun Intended	Oct-22
Series Forever Rose	Forever Rose	Feb-23
Series Gentleman Gerry	Gentleman Gerry	Sep-22
Series Grand Traverse Bay 20	Sun Valley Road	Nov-22
Series Helicopter Money	Helicopter Money	Dec-22
Series Im A Looker 20	I'm a Looker 20	Jan-23
Series Latte Da 19	Inalattetrouble	Retired/Sold
Series Le Relais 20	Show Your Cards	Deceased
Series Midnight Sweetie 19	Dolce Notte	Retired
Series Mo Temptation	Mo Temptation	Nov-22
Series Moonbow 20	Moonbow 20	Dec-22
Series My Fast One 20	My Fast One 20	Feb-23
Series Northern Smile 20	Pep Rally	Oct-22
Series Song of Bernadette 20	Cable Boss	Feb-23
Series Spirit 20	Phantom Ride	Sep-22
Series Stay Fabulous	Stay Fabulous	Oct-22
Series Tell All 19	Walk the Talk	To be Retired
Series Timeless Trick 20	Interstellar	Nov-22
Series Tufnel	Tufnel	Feb-23
Series Who Runs the World	Who Runs the World	Feb-23
Series Wonder Upon a Star 19	Star Six Nine	Retired
Series You Make Luvin Fun 19	Magical Ways	Nov-22

24

The Company anticipates such horses will begin racing and, thus, potentially generating revenue as early as the above dates, which should allow such Series to maintain an ongoing reserve for Operating Expenses without the need to raise additional capital. Should such Underlying Asset need more time than anticipated in training or fails to generate sufficient revenues as expected, the Manager may loan the Series money from time-to-time to cover its Operating Expenses. The Company has purchased insurance for such Underlying Assets.

The Company (if viewed as if it were a separate and distinct entity apart from its Series) will not have much, if any, need for cash reserves and, instead, each Series will have liquidity needs that are built into Operating Expense reserves and covered by future revenue-generating activities. Specifically, it is the intent of the Company to reserve Operating Expenses, including Upkeep Fees, at the outset of an offering sufficient to maintain the Underlying Asset without the need to raise additional capital for such Series . The Company intends to rely on revenue generated from such Underlying Asset to provide ongoing working capital needed to fund the Operating Expenses of each such Series thereafter. Further, in the event that a Series is not fully subscribed, or needs additional funding beyond the Operating Expense reserves, (i) the Manager and/or its affiliates may exercise their right to purchase interests in the Series on the same terms and conditions as the investors, (ii) if such Underlying Asset was originally acquired by the Company or an affiliate pursuant to a Profit Participation Convertible Promissory Note or similar instrument, such party may exercise its conversion rights, and/or (iii) the Series may obtain a loan from the Manager, affiliates or third parties to obtain sufficient working capital to operate the underlying asset.

Since inception, the Company has relied on advances from the Manager and raising capital to fund its operations. As of June 30, 2022, the Company had negative capital and will likely incur losses prior to generating positive working capital. During the next 12 months, the Company intends to fund its operations, including those of its Series with funding from a Regulation A offering campaign, loans from its Manager and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations on a series-by-series basis. The financial statements and related notes thereto included in this Semi-Annual Report do not include any adjustments that might result from these uncertainties.

Horse Reserve Funds

During the six-month periods ended June 30, 2022, and June 30, 2021, the Company had a total of $4,156,369 and $3,482,900, respectively, in reserve funds held by the Manager for each series of an Underlying Asset as outlined below.

As of June 30, 2022, the Company’s positions of borrowings and amounts owed to it by the Manager are as follows:

Series Name	Underlying Asset	Horse reserve account owed to/(by) Series	(Horse acquisition loans owed to Manager)	Net amount owed to/(by) Series	Horse Reserves to Last Through
Series Action Bundle	Action Bundle	$–	$–	–	–
Series Adjust 20	Jai Ho	21,576	–	21,576	12/31/2022
Series Amandrea	Amandrea	–	–	–	–
Series Ambleside Park 19	Lookwhogotlucky	8,869	–	8,869	9/30/2022
Series Apple Down Under 19	Howboutdemapples	–	–	–	–
Series Ari the Adventurer 19	Kanthari	25,720	–	25,720	12/31/2022
Series Athenian Beauty 19	Quantum Theory	–	–	–	–
Series Authentic	Authentic	(348,243)	–	(348,243)	–
Series Awe Hush 19	Can't Hush This	21,480	–	21,480	9/30/2022
Series Balletic	Balletic	141,463	(136)	141,327	12/31/2023

25

Series Bella Chica	Bella Chica	–	–	–	–
Series Big Mel	Big Mel	–	–	–	–
Series Black Escort 19	Halofied	(602)	–	(602)	–
Series Captain Sparrow	Captain Sparrow	20,705	–	20,705	12/31/2022
Series Carrothers	Carrothers	30,523	–	30,523	12/31/2022
Series Cayala 19	Provocateur	36,417	–	36,417	12/31/2022
Series Chad Brown Bundle	Chad Brown Bundle	252,128	–	252,128	6/30/2024
Series Classic Cut	Classic Cut	125,756	–	125,756	6/30/2024
Series Classofsixtythree 19	Sixtythreecaliber	15,978	–	15,978	9/30/2022
Series Co Cola 19	Search Engine	61,660	–	61,660	3/31/2023
Series Collusion Illusion	Collusion Illusion	–	–	–	–
Series Consecrate 19	Sacred Beauty	–	–	–	–
Series Courtisane 19	Tap the Gavel	78,961	–	78,961	6/30/2023
Series Cuvier	Cuvier	83,755	(160,000)	(76,245)	9/30/2024
Series Daddys Joy	Daddy's Joy	(24,601)	–	(24,601)	–
Series Dancing Crane	Dancing Crane	303	–	303	7/30/2022
Series Daring Dancer 20	Boppy	27,605	–	27,605	6/30/2023
Series De Mystique 17	Dancing Destroyer	–	–	–	–
Series Deep Cover	Deep Cover	13,607	–	13,607	9/30/2022
Series Demogorgon	Demogorgon	970	–	970	7/30/2022
Series Desire Street 19	Always Hopeful	44,684	–	44,684	6/30/2023
Series Echo Warrior 19	Hero Status	68,425	–	68,425	6/30/2023
Series Edge Racing Summer Fun-d	Edge Racing Summer Fun-d	176,768	(162,000)	14,768	12/31/2022
Series Escape Route	Escape Route	6,617	–	6,617	7/30/2022
Series Essential Rose 20	Rosie's Alibi	152,333	–	152,333	12/31/2023
Series Exonerated 19	Above Suspicion	10,399	–	10,399	8/30/2022
Series Fenwick Hall 20	Inspector	89,149	–	89,149	9/30/2024
Series Flora Dora 20	Spun Intended	16,248	–	16,248	12/31/2022
Series Forever Rose	Forever Rose	57,426	(187,000)	(129,574)	6/30/2024
Series Frosted Oats	Frosted Oats	22,354	–	22,354	12/31/2022
Series Future Stars Stable	Future Stars Stable	63,533	–	63,533	12/31/2022
Series Gentleman Gerry	Gentleman Gerry	26,290	(13,500)	12,790	12/31/2022
Series Going to Vegas	Going to Vegas	13,919	–	13,919	9/30/2022
Series Got Stormy	Got Stormy	–	–	–	–
Series Grand Traverse Bay 19	Cornice Traverse	60,971	–	60,971	6/30/2023
Series Grand Traverse Bay 20	Sun Valley Road	26,549	103	26,652	6/30/2023
Series Helicopter Money	Helicopter Money	118,014	(160,800)	(42,786)	8/30/2024
Series Im A Looker 20	I'm a Looker 20	195,474	(464,000)	(268,526)	8/30/2024
Series Into Summer 19	Malibu Mayhem	63,371	–	63,371	6/30/2024
Series Just Louise 19	Forbidden Kingdom	1,589	–	1,589	7/30/2022
Series Keertana 18	American Heiress	–	–	–	–
Series Kichiro	Kichiro	–	–	–	–

26

Series Lane Way	Lane Way	(46,458)	–	(46,458)	–
Series Latte Da 19	Inalattetrouble	16,269	–	16,269	8/30/2022
Series Lazy Daisy	Lazy Daisy	–	–	–	–
Series Le Relais 20	Show Your Cards	126,535	(88,308)	38,227	6/30/2024
Series Lost Empire 19	Laforgia	32,823	–	32,823	12/31/2023
Series Madeira Wine	Madeira Wine	–	–	–	–
Series Man Among Men	Man Among Men	13,077	–	13,077	9/30/2022
Series Margaret Reay 19	A Mo Reay	13,907	–	13,907	9/30/2022
Series Margarita Friday 19	Straight No Chaser	105,006	(847)	104,160	12/31/2023
Series Martita Sangrita 17	Carpe Vinum	(33,060)	–	(33,060)	–
Series Mayan Milagra 19	Tepeu	(6,571)	–	(6,571)	–
Series Midnight Sweetie 19	Dolce Notte	9,945	–	9,945	8/30/2022
Series Miss Puzzle	Miss Tapit	–	–	–	–
Series Miss Sakamoto	Miss Sakamoto	61,008	46	61,054	9/30/2023
Series Mo Mischief	Mo Mischief	–	–	–	–
Series Mo Temptation	Mo Temptation	125,169	(243,600)	(118,431)	8/30/2024
Series Monomoy Girl	Monomoy Girl	–	–	–	–
Series Moonbow 20	Moonbow 20	117,545	(172,000)	(54,455)	8/30/2024
Series Motion Emotion	Motion Emotion	–	–	–	–
Series Mrs Whistler	Mrs Whistler	85,080	233	85,313	12/31/2023
Series My Fast One 20	My Fast One 20	155,014	(264,000)	(108,986)	8/30/2024
Series Naismith	Naismith	(21,947)	–	(21,947)	–
Series National Road	National Road	(7,943)	–	(7,943)	–
Series Northern Smile 20	Pep Rally	16,595	(12,200)	4,395	12/31/2022
Series NY Exacta	NY Exacta	(16,622)	–	(16,622)	–
Series Our Miss Jones 19	Celebrity News	41,641	–	41,641	6/30/2023
Series Palace Foal	Palace Foal	(6,171)	–	(6,171)	–
Series Popular Demand	Popular Demand	–	–	–	–
Series Power Up Paynter	Power Up Paynter	–	–	–	–
Series Queen Amira 19	Regal Rebel	91,028	–	91,028	12/31/2023
Series Race Hunter 19	Chasing Time	63,694	–	63,694	9/30/2023
Series Salute to America	Salute to America	75,452	–	75,452	9/30/2023
Series Sigesmund	Sigesmund	–	–	–	–
Series Silverpocketsfull 19	Iron Works	65,565	–	65,565	12/31/2023
Series Social Dilemma	Social Dilemma	–	–	–	–
Series Song of Bernadette 20	Cable Boss	83,685	–	83,685	6/30/2024
Series Speightstown Belle 19	Ancient Royalty	–	–	–	–
Series Spirit 20	Phantom Ride	90,488	–	90,488	9/30/2024
Series Squared Straight	Squared Straight	–	–	–	–
Series Stay Fabulous	Stay Fabulous	127,323	(248,000)	(120,677)	9/30/2024
Series Storm Shooter	Storm Shooter	21,356	–	21,356	9/30/2022
Series Sunny 18	Solar Strike	–	–	–	–

27

Series Sunsanddrinkinhand	Sunsanddrinkinhand	1,884	–	1,884	7/30/2022
Series Sweet Sweet Annie 19	In Due Time	(1,027)	–	(1,027)	–
Series Tapitry 19	Infinite Empire	13,011	–	13,011	9/30/2022
Series Tell All 19	Walk the Talk	(2,636)	–	(2,636)	–
Series Tell the Duchess 19	Duke of Love	69,151	–	69,151	9/30/2023
Series The Filly Four	The Filly Four	342,202	–	342,202	6/30/2022
Series Thirteen Stripes	Thirteen Stripes	(544)	–	(544)	–
Series Timeless Trick 20	Interstellar	12,416	(27,000)	(14,584)	12/31/2022
Series Tizamagician	Tizamagician	(14,982)	–	(14,982)	–
Series Tufnel	Tufnel	75,877	(2,161)	73,716	6/30/2024
Series Two Trail Sioux 17	Annahilate	–	–	–	–
Series Two Trail Sioux 17K	Two Trail Sioux 17K	–	–	–	–
Series Vertical Threat	Vertical Threat	49,981	–	49,981	6/30/2022
Series Vow	Vow	92,315	–	92,315	12/31/2023
Series War Safe	War Safe	89,296	–	89,296	9/30/2023
Series Wayne O	Wayne O	–	–	–	–
Series Who Runs the World	Who Runs the World	86,913	(1,238)	85,675	12/31/2023
Series Whosbeeninmybed 19	Micro Share	52,468	–	52,468	6/30/2023
Series Without Delay 19	Golden Quality	(53)	–	(53)	–
Series Wonder Upon a Star 19	Star Six Nine	–	–	–	–
Series Yes This Time	Yes This Time	12,057	–	12,057	8/30/2022
Series You Make Luvin Fun 19	Magical Ways	70,467	(139,613)	(69,146)	12/31/2023
Total		$4,156,369	$(2,346,020)	$1,810,349

The cash reserves for Operating Expenses, including Upkeep Fees, for each Series are estimated to last through the time period set forth in the table above. The purchase price of such Underlying Assets typically includes such reserves for Operating Expenses through at least through the time period set forth in the table above. In the Offerings, it is the intent of the Company to reserve Operating Expenses, including Upkeep Fees, at the outset of an offering sufficient to maintain the Underlying Asset without the need to raise additional capital for such series. The Company intends to rely on revenue generated from such Underlying Asset to provide ongoing working capital needed to fund the Operating Expenses of each such Series thereafter.

Series Interests

As of June 30, 2022, the Company raised a total of $32,776,352 in gross proceeds in exchange for series interests in various Underlying Assets (See our financial statements and “Note 6 – Members’ Equity” for more detail):

Series Name	Underlying Asset	Units Offered	Units Tendered	Subscription Amount
Series Action Bundle	Action Bundle	10,000	10,000	$310,000
Series Adjust 20	Jai Ho	10	10	$135,000
Series Amandrea	Amandrea	550	550	$162,250
Series Ambleside Park 19	Lookwhogotlucky	410	410	$84,050
Series Apple Down Under 19	Howboutdemapples	600	600	$103,800
Series Ari the Adventurer 19	Kanthari	5,100	5,100	$433,500

28

Series Athenian Beauty 19	Quantum Theory	1,800	1,800	$84,600
Series Authentic	Authentic	12,500	12,500	$2,575,000
Series Awe Hush 19	Can't Hush This	1,800	1,800	$295,200
Series Balletic	Balletic	10,000	9,998	$799,840
Series Bella Chica	Bella Chica	100	100	$38,000
Series Big Mel	Big Mel	6,000	6,000	$726,000
Series Black Escort 19	Halofied	20	20	$100,000
Series Captain Sparrow	Captain Sparrow	10	10	$112,000
Series Carrothers	Carrothers	5,100	5,100	$515,100
Series Cayala 19	Provocateur	4,100	4,100	$373,100
Series Chad Brown Bundle	Chad Brown Bundle	5,000	5,000	$1,170,000
Series Classic Cut	Classic Cut	10,000	10,000	$510,000
Series Classofsixtythree 19	Sixtythreecaliber	1,000	1,000	$193,000
Series Co Cola 19	Search Engine	5,100	5,100	$540,600
Series Collusion Illusion	Collusion Illusion	25,000	25,000	$750,000
Series Consecrate 19	Sacred Beauty	410	410	$64,370
Series Courtisane 19	Tap the Gavel	10,000	10,000	$490,000
Series Cuvier	Cuvier	1,250	–	$–
Series Daddys Joy	Daddy's Joy	600	600	$108,000
Series Dancing Crane	Dancing Crane	20	20	$122,000
Series Daring Dancer 20	Boppy	750	750	$101,250
Series Deep Cover	Deep Cover	800	800	$176,000
Series Demogorgon	Demogorgon	20	20	$128,000
Series Desire Street 19	Always Hopeful	1,020	1,020	$205,020
Series Echo Warrior 19	Hero Status	6,000	6,000	$348,000
Series Edge Racing Summer Fun-d	Edge Racing Summer Fun-d	50	14	$70,000
Series Escape Route	Escape Route	10	10	$62,952
Series Essential Rose 20	Rosie's Alibi	10,000	10,000	$1,050,000
Series Exonerated 19	Above Suspicion	820	820	$138,580
Series Fenwick Hall 20	Inspector	1,200	1,200	$242,400
Series Flora Dora 20	Spun Intended	10	10	$100,000
Series Forever Rose	Forever Rose	1,250	–	$–
Series Frosted Oats	Frosted Oats	4,100	4,100	$172,200
Series Future Stars Stable	Future Stars Stable	10,000	10,000	$500,000
Series Gentleman Gerry	Gentleman Gerry	20	19	$139,500
Series Going to Vegas	Going to Vegas	5,100	5,100	$438,600
Series Got Stormy	Got Stormy	5,100	5,100	$229,500
Series Grand Traverse Bay 19	Cornice Traverse	750	750	$335,250
Series Grand Traverse Bay 20	Sun Valley Road	750	751	$90,871
Series Helicopter Money	Helicopter Money	3,000	–	$–

29

Series Im A Looker 20	I'm a Looker 20	4,000	–	$–
Series Into Summer 19	Malibu Mayhem	650	650	$250,900
Series Just Louise 19	Forbidden Kingdom	1,020	1,020	$233,580
Series Keertana 18	American Heiress	5,100	5,100	$510,000
Series Kichiro	Kichiro	200	200	$26,000
Series Lane Way	Lane Way	6,000	6,000	$540,000
Series Latte Da 19	Inalattetrouble	4,100	4,100	$143,500
Series Lazy Daisy	Lazy Daisy	1,250	1,250	$143,750
Series Le Relais 20	Show Your Cards	3,000	2,331	$384,615
Series Lost Empire 19	Laforgia	10,200	10,200	$357,000
Series Madeira Wine	Madeira Wine	20	20	$50,000
Series Man Among Men	Man Among Men	820	820	$223,860
Series Margaret Reay 19	A Mo Reay	820	820	$246,820
Series Margarita Friday 19	Straight No Chaser	2,000	1,994	$331,004
Series Martita Sangrita 17	Carpe Vinum	600	600	$192,000
Series Mayan Milagra 19	Tepeu	20	20	$170,000
Series Midnight Sweetie 19	Dolce Notte	820	820	$121,360
Series Miss Puzzle	Miss Tapit	125	125	$31,250
Series Miss Sakamoto	Miss Sakamoto	6,000	6,001	$324,054
Series Mo Mischief	Mo Mischief	5,100	5,100	$382,500
Series Mo Temptation	Mo Temptation	3,500	–	$–
Series Monomoy Girl	Monomoy Girl	10,200	10,200	$469,200
Series Moonbow 20	Moonbow 20	2,500	–	$–
Series Motion Emotion	Motion Emotion	1,020	1,020	$85,680
Series Mrs Whistler	Mrs Whistler	2,000	2,002	$274,274
Series My Fast One 20	My Fast One 20	2,000	–	$–
Series Naismith	Naismith	2,000	2,000	$304,000
Series National Road	National Road	20	20	$140,000
Series Northern Smile 20	Pep Rally	20	18	$126,000
Series NY Exacta	NY Exacta	2,000	2,000	$456,000
Series Our Miss Jones 19	Celebrity News	1,200	1,200	$187,200
Series Palace Foal	Palace Foal	510	–	$–
Series Popular Demand	Popular Demand	1,020	1,020	$248,880
Series Power Up Paynter	Power Up Paynter	600	600	$114,000
Series Queen Amira 19	Regal Rebel	2,000	2,000	$330,000
Series Race Hunter 19	Chasing Time	10,000	10,000	$520,000
Series Salute to America	Salute to America	1,000	1,000	$273,000
Series Sigesmund	Sigesmund	200	200	$20,000
Series Silverpocketsfull 19	Iron Works	5,100	5,100	$453,900
Series Social Dilemma	Social Dilemma	510	510	$85,170
Series Song of Bernadette 20	Cable Boss	5,100	5,100	$494,700
Series Speightstown Belle 19	Ancient Royalty	900	900	$125,100

30

Series Spirit 20	Phantom Ride	3,000	3,000	$252,000
Series Squared Straight	Squared Straight	150	150	$40,500
Series Stay Fabulous	Stay Fabulous	2,500	–	$–
Series Storm Shooter	Storm Shooter	2,000	2,000	$324,000
Series Sunny 18	Solar Strike	6,000	6,000	$390,000
Series Sunsanddrinkinhand	Sunsanddrinkinhand	20	20	$100,000
Series Sweet Sweet Annie 19	In Due Time	20	20	$150,000
Series Tapitry 19	Infinite Empire	820	820	$223,860
Series Tell All 19	Walk the Talk	12	12	$126,000
Series Tell the Duchess 19	Duke of Love	2,000	2,000	$284,000
Series The Filly Four	The Filly Four	8,000	8,000	$1,440,000
Series Thirteen Stripes	Thirteen Stripes	1,000	1,000	$229,000
Series Timeless Trick 20	Interstellar	12	8	$62,000
Series Tizamagician	Tizamagician	600	600	$192,000
Series Tufnel	Tufnel	5,200	5,159	$319,858
Series Two Trail Sioux 17	Annahilate	450	450	$135,000
Series Two Trail Sioux 17K	Two Trail Sioux 17K	1	1	$29,720
Series Vertical Threat	Vertical Threat	600	600	$126,000
Series Vow	Vow	2,000	2,000	$358,000
Series War Safe	War Safe	2,000	2,000	$292,000
Series Wayne O	Wayne O	6,000	6,000	$570,000
Series Who Runs the World	Who Runs the World	5,100	5,086	$528,944
Series Whosbeeninmybed 19	Micro Share	5,100	5,100	$377,400
Series Without Delay 19	Golden Quality	20	20	$140,000
Series Wonder Upon a Star 19	Star Six Nine	10,000	10,000	$370,000
Series Yes This Time	Yes This Time	10	10	$129,520
Series You Make Luvin Fun 19	Magical Ways	6,000	3,810	$285,750
MRH Retired Series	MRH Retired Series	2,755	2,755	$603,050
Totals		343,845	320,374	$32,771,432

(1)	Owned 100% by the Manager due to conversion of profit participation convertible promissory notes.

Advances From Manager

To fund its organizational and start-up activities as well as to advance funds on behalf of a series to purchase horse assets, the Manager has covered the expenses and costs of the Company and its series thus far on a non-interest-bearing extension of revolving credit. The Company will evaluate when is best to repay the Manager depending on operations and fundraising ability. In general, the Company will repay the Manager for funds extended to acquire horse assets from the series subscription proceeds (less the applicable management fee), as they are received.

Additionally, the Manager maintains cash reserves on behalf of each of the series of the Company to cover expenses of the series’ operations (See Note 4).

31

Related Party Transactions

The Company’s Manager has advanced funds to and holds cash reserves on behalf of various of the Company’s series funds. See Note 4, Note 5, and Note 7 to Financial Statements as of June 30, 2022 for further discussions. Additionally, the Manager maintains cash reserves on behalf of each of the series of the Company to cover expenses of the series’ operations.

Series Cash Reserves

During the six-month period ended June 30, 2022, the Company had a total of $4,156,369 in reserve held by the Manager for each series of an Underlying Asset as outlined below. In addition, the Manager is owed $2,346,020 for acquisition loans made by the Manager as outlined below.

As of June 30, 2022, the Company’s positions of reserve funds and borrowings are as follows:

Series Name	Underlying Asset	Horse reserve account owed to/(by) Series	(Horse acquisition loans owed to Manager)	Net amount owed to/(by) Series
Series Action Bundle	Action Bundle	$–	$–	–
Series Adjust 20	Jai Ho	21,576	–	21,576
Series Amandrea	Amandrea	–	–	–
Series Ambleside Park 19	Lookwhogotlucky	8,869	–	8,869
Series Apple Down Under 19	Howboutdemapples	–	–	–
Series Ari the Adventurer 19	Kanthari	25,720	–	25,720
Series Athenian Beauty 19	Quantum Theory	–	–	–
Series Authentic	Authentic	(348,243)	–	(348,243)
Series Awe Hush 19	Can't Hush This	21,480	–	21,480
Series Balletic	Balletic	141,463	(136)	141,327
Series Bella Chica	Bella Chica	–	–	–
Series Big Mel	Big Mel	–	–	–
Series Black Escort 19	Halofied	(602)	–	(602)
Series Captain Sparrow	Captain Sparrow	20,705	–	20,705
Series Carrothers	Carrothers	30,523	–	30,523
Series Cayala 19	Provocateur	36,417	–	36,417
Series Chad Brown Bundle	Chad Brown Bundle	252,128	–	252,128
Series Classic Cut	Classic Cut	125,756	–	125,756
Series Classofsixtythree 19	Sixtythreecaliber	15,978	–	15,978
Series Co Cola 19	Search Engine	61,660	–	61,660
Series Collusion Illusion	Collusion Illusion	–	–	–
Series Consecrate 19	Sacred Beauty	–	–	–
Series Courtisane 19	Tap the Gavel	78,961	–	78,961
Series Cuvier	Cuvier	83,755	(160,000)	(76,245)
Series Daddys Joy	Daddy's Joy	(24,601)	–	(24,601)
Series Dancing Crane	Dancing Crane	303	–	303

32

Series Daring Dancer 20	Boppy	27,605	–	27,605
Series De Mystique 17	Dancing Destroyer	–	–	–
Series Deep Cover	Deep Cover	13,607	–	13,607
Series Demogorgon	Demogorgon	970	–	970
Series Desire Street 19	Always Hopeful	44,684	–	44,684
Series Echo Warrior 19	Hero Status	68,425	–	68,425
Series Edge Racing Summer Fun-d	Edge Racing Summer Fun-d	176,768	(162,000)	14,768
Series Escape Route	Escape Route	6,617	–	6,617
Series Essential Rose 20	Rosie's Alibi	152,333	–	152,333
Series Exonerated 19	Above Suspicion	10,399	–	10,399
Series Fenwick Hall 20	Inspector	89,149	–	89,149
Series Flora Dora 20	Spun Intended	16,248	–	16,248
Series Forever Rose	Forever Rose	57,426	(187,000)	(129,574)
Series Frosted Oats	Frosted Oats	22,354	–	22,354
Series Future Stars Stable	Future Stars Stable	63,533	–	63,533
Series Gentleman Gerry	Gentleman Gerry	26,290	(13,500)	12,790
Series Going to Vegas	Going to Vegas	13,919	–	13,919
Series Got Stormy	Got Stormy	–	–	–
Series Grand Traverse Bay 19	Cornice Traverse	60,971	–	60,971
Series Grand Traverse Bay 20	Sun Valley Road	26,549	103	26,652
Series Helicopter Money	Helicopter Money	118,014	(160,800)	(42,786)
Series Im A Looker 20	I'm a Looker 20	195,474	(464,000)	(268,526)
Series Into Summer 19	Malibu Mayhem	63,371	–	63,371
Series Just Louise 19	Forbidden Kingdom	1,589	–	1,589
Series Keertana 18	American Heiress	–	–	–
Series Kichiro	Kichiro	–	–	–
Series Lane Way	Lane Way	(46,458)	–	(46,458)
Series Latte Da 19	Inalattetrouble	16,269	–	16,269
Series Lazy Daisy	Lazy Daisy	–	–	–
Series Le Relais 20	Show Your Cards	126,535	(88,308)	38,227
Series Lost Empire 19	Laforgia	32,823	–	32,823
Series Madeira Wine	Madeira Wine	–	–	–
Series Man Among Men	Man Among Men	13,077	–	13,077
Series Margaret Reay 19	A Mo Reay	13,907	–	13,907
Series Margarita Friday 19	Straight No Chaser	105,006	(847)	104,160
Series Martita Sangrita 17	Carpe Vinum	(33,060)	–	(33,060)
Series Mayan Milagra 19	Tepeu	(6,571)	–	(6,571)
Series Midnight Sweetie 19	Dolce Notte	9,945	–	9,945
Series Miss Puzzle	Miss Tapit	–	–	–
Series Miss Sakamoto	Miss Sakamoto	61,008	46	61,054
Series Mo Mischief	Mo Mischief	–	–	–
Series Mo Temptation	Mo Temptation	125,169	(243,600)	(118,431)

33

Series Monomoy Girl	Monomoy Girl	–	–	–
Series Moonbow 20	Moonbow 20	117,545	(172,000)	(54,455)
Series Motion Emotion	Motion Emotion	–	–	–
Series Mrs Whistler	Mrs Whistler	85,080	233	85,313
Series My Fast One 20	My Fast One 20	155,014	(264,000)	(108,986)
Series Naismith	Naismith	(21,947)	–	(21,947)
Series National Road	National Road	(7,943)	–	(7,943)
Series Northern Smile 20	Pep Rally	16,595	(12,200)	4,395
Series NY Exacta	NY Exacta	(16,622)	–	(16,622)
Series Our Miss Jones 19	Celebrity News	41,641	–	41,641
Series Palace Foal	Palace Foal	(6,171)	–	(6,171)
Series Popular Demand	Popular Demand	–	–	–
Series Power Up Paynter	Power Up Paynter	–	–	–
Series Queen Amira 19	Regal Rebel	91,028	–	91,028
Series Race Hunter 19	Chasing Time	63,694	–	63,694
Series Salute to America	Salute to America	75,452	–	75,452
Series Sigesmund	Sigesmund	–	–	–
Series Silverpocketsfull 19	Iron Works	65,565	–	65,565
Series Social Dilemma	Social Dilemma	–	–	–
Series Song of Bernadette 20	Cable Boss	83,685	–	83,685
Series Speightstown Belle 19	Ancient Royalty	–	–	–
Series Spirit 20	Phantom Ride	90,488	–	90,488
Series Squared Straight	Squared Straight	–	–	–
Series Stay Fabulous	Stay Fabulous	127,323	(248,000)	(120,677)
Series Storm Shooter	Storm Shooter	21,356	–	21,356
Series Sunny 18	Solar Strike	–	–	–
Series Sunsanddrinkinhand	Sunsanddrinkinhand	1,884	–	1,884
Series Sweet Sweet Annie 19	In Due Time	(1,027)	–	(1,027)
Series Tapitry 19	Infinite Empire	13,011	–	13,011
Series Tell All 19	Walk the Talk	(2,636)	–	(2,636)
Series Tell the Duchess 19	Duke of Love	69,151	–	69,151
Series The Filly Four	The Filly Four	342,202	–	342,202
Series Thirteen Stripes	Thirteen Stripes	(544)	–	(544)
Series Timeless Trick 20	Interstellar	12,416	(27,000)	(14,584)
Series Tizamagician	Tizamagician	(14,982)	–	(14,982)
Series Tufnel	Tufnel	75,877	(2,161)	73,716
Series Two Trail Sioux 17	Annahilate	–	–	–
Series Two Trail Sioux 17K	Two Trail Sioux 17K	–	–	–
Series Vertical Threat	Vertical Threat	49,981	–	49,981
Series Vow	Vow	92,315	–	92,315
Series War Safe	War Safe	89,296	–	89,296
Series Wayne O	Wayne O	–	–	–

34

Series Who Runs the World	Who Runs the World	86,913	(1,238)	85,675
Series Whosbeeninmybed 19	Micro Share	52,468	–	52,468
Series Without Delay 19	Golden Quality	(53)	–	(53)
Series Wonder Upon a Star 19	Star Six Nine	–	–	–
Series Yes This Time	Yes This Time	12,057	–	12,057
Series You Make Luvin Fun 19	Magical Ways	70,467	(139,613)	(69,146)
Total		$4,156,369	$(2,346,020)	$1,810,349

In order to fund the Company’s activities as well as to advance funds on behalf of a Series in order to acquire an Underlying Asset prior to establishing and issuing securities in the Series for holding such Underlying Asset, the Company has borrowed a total of $30,181,498 as of June 30, 2022, from the Manager in the form of profit participation convertible promissory notes as follows:

Series Name	Underlying Asset	Principal Borrowed from Manager (1)
Series Action Bundle (1)	Action Bundle	$263,500
Series Adjust 20	Jai Ho	115,706
Series Amandrea	Amandrea	137,500
Series Ambleside Park 19	Lookwhogotlucky	71,443
Series Apple Down Under 19	Howboutdemapples	88,230
Series Ari the Adventurer 19	Kanthari	368,475
Series Athenian Beauty 19	Quantum Theory	71,910
Series Authentic	Authentic	2,188,750
Series Awe Hush 19	Can't Hush This	250,920
Series Balletic	Balletic	680,000
Series Bella Chica	Bella Chica	32,300
Series Big Mel	Big Mel	617,100
Series Black Escort 19	Halofied	88,200
Series Captain Sparrow	Captain Sparrow	96,565
Series Carrothers	Carrothers	437,835
Series Cayala 19	Provocateur	317,135
Series Chad Brown Bundle	Chad Brown Bundle	994,500
Series Classic Cut	Classic Cut	433,500
Series Classofsixtythree 19	Sixtythreecaliber	164,050
Series Co Cola 19	Search Engine	459,510
Series Collusion Illusion	Collusion Illusion	637,500
Series Consecrate 19	Sacred Beauty	54,715
Series Courtisane 19	Tap the Gavel	416,500
Series Cuvier	Cuvier	160,000
Series Daddys Joy	Daddy's Joy	91,800
Series Dancing Crane	Dancing Crane	103,520
Series Daring Dancer 20	Boppy	86,063
Series De Mystique 17	Dancing Destroyer	30,228

35

Series Deep Cover	Deep Cover	149,600
Series Demogorgon	Demogorgon	108,340
Series Desire Street 19	Always Hopeful	174,267
Series Echo Warrior 19	Hero Status	295,800
Series Edge Racing Summer Fun-d	Edge Racing Summer Fun-d	225,000
Series Escape Route	Escape Route	52,560
Series Essential Rose 20	Rosie's Alibi	892,500
Series Exonerated 19	Above Suspicion	117,793
Series Fenwick Hall 20	Inspector	193,920
Series Flora Dora 20	Spun Intended	86,218
Series Forever Rose	Forever Rose	187,000
Series Frosted Oats	Frosted Oats	146,370
Series Future Stars Stable	Future Stars Stable	425,000
Series Gentleman Gerry	Gentleman Gerry	135,000
Series Going to Vegas	Going to Vegas	372,810
Series Got Stormy	Got Stormy	195,075
Series Grand Traverse Bay 19	Cornice Traverse	284,963
Series Grand Traverse Bay 20	Sun Valley Road	72,600
Series Helicopter Money	Helicopter Money	160,800
Series Im A Looker 20	I'm a Looker 20	464,000
Series Into Summer 19	Malibu Mayhem	213,265
Series Just Louise 19	Forbidden Kingdom	198,543
Series Keertana 18	American Heiress	433,500
Series Kichiro	Kichiro	22,000
Series Lane Way	Lane Way	459,000
Series Latte Da 19	Inalattetrouble	121,975
Series Lazy Daisy	Lazy Daisy	121,250
Series Le Relais 20	Show Your Cards	396,000
Series Lost Empire 19	Laforgia	303,450
Series Madeira Wine	Madeira Wine	42,510
Series Man Among Men	Man Among Men	190,281
Series Margaret Reay 19	A Mo Reay	209,797
Series Margarita Friday 19	Straight No Chaser	282,200
Series Martita Sangrita 17	Carpe Vinum	163,200
Series Mayan Milagra 19	Tepeu	146,920
Series Midnight Sweetie 19	Dolce Notte	103,156
Series Miss Puzzle	Miss Tapit	26,500
Series Miss Sakamoto	Miss Sakamoto	275,400
Series Mo Mischief	Mo Mischief	326,400
Series Mo Temptation	Mo Temptation	243,600
Series Monomoy Girl	Monomoy Girl	398,820
Series Moonbow 20	Moonbow 20	172,000

36

Series Motion Emotion (2)	Motion Emotion	72,828
Series Mrs Whistler	Mrs Whistler	232,900
Series My Fast One 20	My Fast One 20	264,000
Series Naismith	Naismith	258,400
Series National Road	National Road	120,000
Series Northern Smile 20	Pep Rally	122,000
Series NY Exacta	NY Exacta	387,600
Series Our Miss Jones 19	Celebrity News	161,160
Series Palace Foal	Palace Foal	–
Series Popular Demand	Popular Demand	212,160
Series Power Up Paynter	Power Up Paynter	96,600
Series Queen Amira 19	Regal Rebel	280,500
Series Race Hunter 19	Chasing Time	442,000
Series Salute to America	Salute to America	232,050
Series Sigesmund	Sigesmund	17,000
Series Silverpocketsfull 19	Iron Works	385,815
Series Social Dilemma	Social Dilemma	72,395
Series Song of Bernadette 20	Cable Boss	420,495
Series Speightstown Belle 19	Ancient Royalty	106,335
Series Spirit 20	Phantom Ride	201,600
Series Squared Straight	Squared Straight	34,350
Series Stay Fabulous	Stay Fabulous	248,000
Series Storm Shooter	Storm Shooter	276,000
Series Sunny 18	Solar Strike	329,940
Series Sunsanddrinkinhand	Sunsanddrinkinhand	85,622
Series Sweet Sweet Annie 19	In Due Time	129,780
Series Tapitry 19	Infinite Empire	190,281
Series Tell All 19	Walk the Talk	107,844
Series Tell the Duchess 19	Duke of Love	241,400
Series The Filly Four	The Filly Four	1,224,000
Series Thirteen Stripes	Thirteen Stripes	194,650
Series Timeless Trick 20	Interstellar	81,000
Series Tizamagician	Tizamagician	163,200
Series Tufnel	Tufnel	274,040
Series Two Trail Sioux 17	Annahilate	114,750
Series Two Trail Sioux 17K	Two Trail Sioux 17K	28,234
Series Vertical Threat	Vertical Threat	107,100
Series Vow	Vow	304,300
Series War Safe	War Safe	248,200
Series Wayne O	Wayne O	486,000
Series Who Runs the World	Who Runs the World	450,840
Series Whosbeeninmybed 19	Micro Share	320,790

37

Series Without Delay 19	Golden Quality	121,000
Series Wonder Upon a Star 19	Star Six Nine	314,500
Series Yes This Time	Yes This Time	107,930
Series You Make Luvin Fun 19	Magical Ways	382,500
MRH Retired Series 4	MRH Retired Series	482,573
Totals		$30,181,498

(1)	On April 2, 2021, the Series Action Bundle Offering was terminated prior to any securities being offered. The Manager converted its profit participation convertible promissory note into 100% ownership in the series.
(2)	On April 2, 2021, the Series Motion Emotion Offering was terminated prior to any securities being offered. The Manager converted its profit participation convertible promissory note into 100% ownership in the series.
(3)

The Company converted an advance from founders outstanding as of December 31, 2017 to equity in the Company to ease the cash flow burden to the Company during 2018.

(4) MRH Retired Series - MRH Palace Foal

As of June 30, 2022 the Company owes the following to related parties:

- $1,911,113 to Spendthrift in connection with Series Authentic associated with the “kicker” balance due.

- $75,000.00 to the Manager in connection with Series Authentic.

The Company acquired the horse asset in Series Palace Foal via a $15,606 convertible profit participating loan from Michael Behrens, a principal of the Manager of the Company. The profit participation convertible promissory note bears a 2.38 percent per annum interest rate and is due either when Series Palace Foal is fully subscribed or converted into the unsold units of Series Palace Foal. During the time the profit participation convertible promissory note is outstanding, the underlying cash flow of Series Palace Foal series accrues to the loan holder.

On March 17, 2020, an affiliate of Spendthrift became a majority stockholder in Experiential Squared, Inc., the Manager of the Company. Spendthrift is also a Horse Seller and Co-Owner with the Company in several of the Underlying Assets of existing Series and will likely continue to hold those positions in future Series.

Because these are related party transactions, no guarantee can be made that the terms of the arrangements are at arm’s length.

Trend Information

The Company’s main focus over the next twelve months is to continue to launch subsequent Offerings of Series Interests. The table below shows the launched and closed Offerings for the year as of June 30, 2022:

	# of Offerings Launched	# of Offerings Closed
As of June 30, 2022	23	26

(1) data represents number of Offerings for Series Interests of each state of offering process in the given period.

(2) offerings launched as of June 30, 2022 either through (i) a Regulation A offering or (ii) a Regulation D offering.

38

The Company plans to launch approximately 25 to 50 additional offerings in the next twelve months, as of the date of this filing, including offerings for increasingly higher value underlying assets.  The Company will commence such offerings within two calendar days of qualification with the SEC as provided in Rule 251(d)(3)(i)(F). The proceeds from any offerings closed during the next twelve months will be used to acquire additional race horses. We believe that launching a larger number of offerings in 2022-2023 and beyond will help us from a number of perspectives:

1) Continue to grow the user base on the Platform by attracting more Investors into our ecosystem.

2) Enable the Company to reduce operating expenses for each series, as we negotiate better contracts for training, upkeep, insurance and other operating expenses with a larger collection of underlying assets.

3) Attract a larger community of Horse Sellers with high quality underlying assets to the Platform who may view us as a more efficient method of transacting than the traditional syndication processes.

In addition to more offerings, we also intend to continue to develop Membership Experience Programs, which allow Investors to enjoy the collection of racehorses acquired and managed by the Company through events, race day visits and other programs.

Outside of the trends mentioned above, we believe that the Company is also dependent on the general economic environment and investing climate, the horse racing industry at large (including ongoing concerns of horse safety), in particular in the United States. In addition, since we are reliant on our Manager to support the Company and the Series, we are dependent on the general fundraising environment and our Manager’s continued ability to raise capital.

Off-Balance Sheet Arrangements

As of June 30, 2022, we did not have any off-balance sheet arrangements.

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires management to use judgement in the application of accounting policies, including making estimates and assumptions. These assumptions will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Please refer to “Note 2 — Summary of Significant Accounting Policies” to our financial statements included in this Semiannual Report for more discussion of our accounting policies and procedures.

Item 2. Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but was not reported.

39

Item 3. Financial Statements

FINANCIAL STATEMENTS (UNAUDITED) AS OF JUNE 30, 2022 AND DECEMBER 31, 2021, AND FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2022 AND 2021:

40

MY RACEHORSE CA LLC

BALANCE SHEETS (UNAUDITED)

As of June 30, 2022 and December 31, 2021

	30-Jun-22	31-Dec-21

ASSETS
Current Assets:
Cash and cash equivalents	$–	$–
Accounts receivable	4,232	–
Horse reserve funds receivable from Manager (see Note 4)	4,156,357	3,668,322
Prepaid expense	140,760	129,722
Total Current Assets	4,301,349	3,798,044

Non-Current Assets:
Horse assets, net of accumulated depreciation (see Note 2)	9,309,506	10,897,198
Total Non-Current Assets	9,309,506	10,897,198

TOTAL ASSETS	$13,610,855	$14,695,242

LIABILITIES AND MEMBERS' EQUITY
Liabilities:
Current Liabilities:
Acquisition advances payable to Manager (see Note 4)	$2,346,020	$3,764,514
Accrued expense	99,532	60,302
Interest payable	23	46,956
Total Current Liabilities	2,445,575	3,871,772

Long-term Liabilities:
Long-term debt - related party	2,771,624	3,022,807
Total Long-term Liabilities	2,771,624	3,022,807

Total Liabilities	5,217,199	6,894,579

Members' Equity:
Membership in My Racehorse CA, LLC	571,046	324,928
Subscriptions in series, net of distributions (See Note 6)	29,245,114	24,572,224
Accumulated deficit	(21,422,504)	(17,096,489)
Total Members' Equity	8,393,656	7,800,663

TOTAL LIABILITIES AND MEMBERS' EQUITY	$13,610,855	$14,695,242

No assurance is provided.

See accompanying notes, which are an integral part of these financial statements.

41

MY RACEHORSE CA LLC

STATEMENTS OF OPERATIONS (UNAUDITED)

For the Six-Month Periods Ended June 30, 2022 and 2021

	30-Jun-22	30-Jun-21

Revenues	$1,421,369	$982,124
Cost of revenues	(2,224,144)	(1,989,394)
Gross Profit/(Loss)	(802,775)	(1,007,270)

Operating Expenses:
Depreciation	2,614,422	2,365,341
Management charges	1,056,651	898,703
General and administrative	249,793	168,036
Total Operating Expenses	3,920,866	3,432,080

Loss from Operations	(4,723,641)	(4,439,350)

Other Income/(Expense):
Gain/(loss) on disposition of horses	125,570	(224,800)
Debt forgiveness	293,815	–
Interest expense	(21,759)	(30,816)
Total Other Expenses	397,626	(255,616)

Provision for Income Taxes	–	–

Net Loss	$(4,326,015)	$(4,694,966)

No assurance is provided.

See accompanying notes, which are an integral part of these financial statements.

In the opinion of management all adjustments necessary in order to make the interim consolidated financial statements not misleading have been included.

42

MY RACEHORSE CA LLC

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY (UNAUDITED)

For the Six-Month Period Ended June 30, 2022 and for the Year Ended December 31, 2021

	Membership in My Racehorse CA LLC	Subscriptions in Series	Accumulated Deficit	Total Members' Equity

Balance at December 31, 2020	$11,843	$14,902,854	$(6,787,961)	$8,126,736

Subscriptions received in horse series	–	11,400,929	–	11,400,929
Distributions from horse series	–	(1,731,559)	–	(1,731,559)
Contributions by manager	313,085	–	–	313,085
Net loss	–	–	(10,308,528)	(10,308,528)
Balance at December 31, 2021	324,928	24,572,224	(17,096,489)	7,800,663

Subscriptions received in horse series	–	6,051,482	–	6,051,482
Distributions from horse series	–	(1,378,592)	–	(1,378,592)
Contributions by manager	246,118	–	–	246,118
Net loss	–	–	(4,326,015)	(4,326,015)
Balance at June 30, 2022	$571,046	$29,245,114	$(21,422,504)	$8,393,656

No assurance is provided.

See accompanying notes, which are an integral part of these financial statements.

43

MY RACEHORSE CA LLC

STATEMENTS OF CASH FLOWS (UNAUDITED)

For the Six-Month Periods Ended June 30, 2022 and 2021

	30-Jun-22	30-Jun-21
Cash Flows From Operating Activities
Net Loss	$(4,326,015)	$(4,694,966)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,614,422	2,365,341
Loss/(gain) on disposal of horse ownership	(125,570)	224,800
Gain on debt forgiveness	(293,815)	–
Changes in operating assets and liabilities:
Change in accounts receivables	(4,232)	–
Change in prepaid expense	–	256,980
Change in other assets	(11,038)	–
Change in accrued expense	39,230	–
Change in accrued interest payable	(46,933)	16,048
Net Cash Used In Operating Activities	(2,153,951)	(1,831,797)

Cash Flows From Investing Activities
Purchase of horse assets	(1,965,387)	(4,544,380)
Proceeds from horse disposition	1,064,227	93,712
Net Cash Used In Investing Activities	(901,160)	(4,450,668)

Cash Flows From Financing Activities
Subscriptions received in horse series	6,051,482	5,410,040
Distributions from horse series	(1,378,592)	(759,360)
Capital contributions	246,118	162,901
Horse revenues, net of expenses, applied to related party loans	42,632	259,653
Net advances/(repayments) in amount due to manager	(1,906,529)	1,209,231
Net Cash Provided by Financing Activities	3,055,111	6,282,465

Net Change In Cash	–	–

Cash at Beginning of Period	–	–
Cash at End of Period	$–	$–

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$–	$–
Cash paid for income taxes	$–	$–

Supplemental Disclosure of Non-Cash Activities:
Horses purchased by issuance of related party notes payable	$–	$–
Non-cash management fees	$–	$–

No assurance is provided.

See accompanying notes, which are an integral part of these financial statements.

44

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2022 and December 31, 2021 and for the Six-Month Periods Ended June 30, 2022 and 2021

NOTE 1: NATURE OF OPERATIONS

My Racehorse CA LLC d/b/a MyRaceHorse.com (the “Company”) is an early-stage investment series limited liability company established by the manager, Experiential Squared, Inc. (the “Manager”), to invest in individual interests in thoroughbred, quarter and Standardbred horses through underlying Series LLCs. The Company aims to democratize the ownership of racehorses through a self-developed web-based platform and allow fans to experience racehorse ownership by investing in Series LLCs with other like-minded fans. The Company is headquartered in Claremont, CA. The Company was formed in 2016.

Since inception, the Company has relied on advances from founders and raising capital to fund its operations. The Company will likely incur losses prior to generating positive working capital. These matters raise substantial doubt about the Company’s ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a Regulation A securities campaign (see Note 10), capital contributions from the founder, and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2022 and December 31, 2021, the Company had no cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of June 30, 2022 and December 31, 2021, the Company has no outstanding accounts receivable. However, all of the cash of the Company is held by the Manager on behalf of the Company.

No assurance is provided.

45

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2022 and December 31, 2021 and for the Six-Month Periods Ended June 30, 2022 and 2021

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years. Horse assets are depreciated using the straight-line method over 36 months with no estimated salvage value. A horse is treated as placed in service upon its acquisition by the Company.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of June 30, 2022 and December 31, 2021, the Company has $17,381,735 and $18,235,194, respectively, recorded at cost in horse assets.

As of June 30, 2022, property and equipment consisted of the following:

Series Name	Horse Asset plus Acquisition Costs	Less: Depreciation through June 30, 2022	Total
Edge Captain Sparrow	$70,000	$(2,509)	$67,491
Edge Dancing Crane	85,000	(38,874)	46,126
Edge Demogorgon	90,000	(20,484)	69,516
Edge Escape Route	42,400	(24,353)	18,047
Edge Gentleman Gerry	100,000	(6,481)	93,519
Edge Golden Quality	90,000	(31,833)	58,167
Edge Halofied	55,000	(21,796)	33,204
Edge In Due Time	76,000	(30,204)	45,796
Edge Interstellar	60,000	(3,500)	56,500

No assurance is provided.

46

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2022 and December 31, 2021 and for the Six-Month Periods Ended June 30, 2022 and 2021

Series Name	Horse Asset plus Acquisition Costs	Less: Depreciation through June 30, 2022	Total
Edge Jai Ho	$87,500	$(3,136)	$84,364
Edge National Road	100,000	(29,996)	70,005
Edge Pep Rally	90,000	(8,790)	81,210
Edge Spun Intended	62,500	(5,824)	56,676
ESF-Picture of a Lady	44,100	(1,062)	43,038
Edge Sunsanddrinkinhand	70,000	(9,306)	60,694
Edge Tepeu	110,000	(43,593)	66,407
Edge Walk the Talk	84,000	(35,978)	48,022
Edge Yes This Time	100,000	(50,358)	49,642
MRH A Mo Reay	164,000	(97,793)	66,207
MRH Above Suspicion	86,100	(52,002)	34,098
MRH Always Hopeful	85,680	(32,476)	53,205
MRH Authentic	4,359,157	(2,932,708)	1,426,449
MRH Balletic	472,500	(140,565)	331,935
MRH Boppy	47,250	(12,731)	34,519
MRH Cable Boss	294,525	(87,619)	206,906
MRH Can't Hush This	198,000	(117,883)	80,117
MRH Carpe Vinum	129,300	(129,300)	–
MRH Carrothers	322,355	(144,228)	178,127
MRH CB Bundle	633,623	(151,275)	482,348
MRH Celebrity News	63,000	(24,958)	38,042
MRH Chasing Time	262,500	(104,687)	157,813
MRH Classic Cut	252,000	(75,194)	176,806
MRH Cornice Traverse	157,500	(62,335)	95,165
MRH Cuvier	73,500	(1,565)	71,935
MRH Daddy's Joy	48,000	(48,000)	–
MRH Deep Cover	82,000	(61,837)	20,163
MRH Dolce Notte	73,800	(43,870)	29,930
MRH Duke of Love	89,250	(33,394)	55,856
MRH Filly Four	1,426,452	(1,426,452)	–
MRH Forbidden Kingdom	153,000	(92,367)	60,633
MRH Forever Rose	124,049	(1,953)	122,097
MRH Frosted Oats	102,500	(61,405)	41,095
MRH Future Stars Stable	335,500	(215,791)	119,709
MRH Going to Vegas	318,750	(145,788)	172,962
MRH Helicopter Money	39,375	(510)	38,865
MRH Hero Status	170,100	(73,161)	96,939
MRH I'm A Looker	262,500	(5,347)	257,153
MRH Infinite Empire	147,600	(88,423)	59,177

No assurance is provided.

47

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2022 and December 31, 2021 and for the Six-Month Periods Ended June 30, 2022 and 2021

Series Name	Horse Asset plus Acquisition Costs	Less: Depreciation through June 30, 2022	Total
MRH Inspector	$94,500	$(6,213)	$88,288
MRH Iron Works	294,525	(117,459)	177,066
MRH Kanthari	307,913	(130,504)	177,408
MRH Laforgia	229,500	(138,550)	90,950
MRH Lane Way	392,932	(316,138)	76,794
MRH Lookwhogotlucky	47,150	(27,984)	19,166
MRH Magical Ways	252,000	(100,278)	151,722
MRH Man Among Men	147,600	(88,423)	59,177
MRH Micro Share	240,975	(95,891)	145,084
MRH Miss Sakamoto	157,500	(62,674)	94,826
MRH Mo Temptation	110,250	(3,952)	106,298
MRH Moonbow 20	51,188	(1,789)	49,399
MRH Mrs Whistler	84,000	(33,352)	50,648
MRH My Fast One 20	105,000	(2,333)	102,667
MRH Naismith	164,250	(100,493)	63,757
MRH NY Exacta	215,000	(140,251)	74,749
MRH Ocean Magic 18	15,606	(15,606)	–
MRH Phantom Ride	100,800	(6,440)	94,360
MRH Provocateur	246,000	(146,689)	99,311
MRH Regal Rebel	126,000	(47,307)	78,693
MRH Rosie's Alibi	656,250	(195,817)	460,433
MRH Salute to America	84,000	(31,430)	52,570
MRH Search Engine	334,688	(132,886)	201,801
MRH Show Your Cards	252,000	(16,333)	235,667
MRH Sixtythreecaliber	125,000	(74,653)	50,347
MRH Stay Fabulous	118,125	(2,406)	115,719
MRH Straight No Chaser	115,500	(43,216)	72,284
MRH Sun Valley Road	39,375	(10,339)	29,036
MRH Tap the Gavel	241,500	(95,887)	145,613
MRH Thirteen Stripes	100,000	(68,426)	31,574
MRH Tizamagician	121,545	(121,545)	–
MRH Tufnel	163,800	(40,062)	123,738
MRH Vow	147,000	(58,366)	88,634
MRH War Safe	94,500	(32,857)	61,643
MRH Who Runs the World	321,300	(95,584)	225,716
P-MRH Bella Chica	25,000	(25,000)	–
P-MRH Malibu Mayhem	95,550	(37,853)	57,697
P-MRH Utalknboutpractice	11,970	(11,970)	–
TOTAL	$18,820,157	$(9,510,651)	$9,309,506

No assurance is provided.

48

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2022 and December 31, 2021 and for the Six-Month Periods Ended June 30, 2022 and 2021

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company’s contracts to provide goods to customers. Revenues are recognized when control of the promised goods are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted January 1, 2019 and applied to the periods presented using the full retrospective method. The Company generally recognizes revenues upon earning income from its horses.

Costs of Revenues

Costs of revenues include horse related expenses such as insurance, photography, stables and training, transportation and veterinary, depreciation, and gains/losses on horse disposals.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

No assurance is provided.

49

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2022 and December 31, 2021 and for the Six-Month Periods Ended June 30, 2022 and 2021

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code (IRC), all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns. However, the Company has elected, in accordance with IRC, to treat each of the individual series as separate subchapter C corporations for tax purposes. No tax provision has been recorded for any series through the balance sheet date as each is in a taxable loss position and no future tax benefits can be reasonably anticipated. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Reclassifications of Prior Year Balances

Certain amounts in the June 30, 2021 statement of cash flows were reclassified to conform to current period presentation. There was no change in the Company’s net loss or net equity position from these reclassifications.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits since inception, has sustained a net loss of $4,326,015 during the six-month period ended June 30, 2022, and is dependent upon its manager for financing its operations. The Company’s financial performance is impacted by several key factors. Expenses such as training and care, veterinary, and depreciation are incurred from the date of acquisition, however; series revenues will not commence until the horses begin racing sometime during their two-year-old season. Additionally, as horses continue to mature the series will have increased opportunity to generate greater revenue to offset their ongoing expenses. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

In making this assessment, management weighed the significance of the factors, conditions, and events considered. Management based the conclusion primarily on the inception-to-date cumulative losses. These factors were determined to be the primary drivers of the Company’s ability to sustain its operating costs in the near term. Management also performed an analysis of its operations through the issuance of these financial statements and funding options currently available to it, including a line of credit available to its manager and its manager’s ability and intent to fund any operational needs for the coming year.

Management concluded that its plans successfully alleviate the substantial doubt to the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

No assurance is provided.

50

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2022 and December 31, 2021 and for the Six-Month Periods Ended June 30, 2022 and 2021

NOTE 4: ADVANCES FROM MANAGER

To fund its organizational and start-up activities as well as to advance funds on behalf of a series to purchase horse assets, the Manager has covered the expenses and costs of the Company and its series thus far on an interest-bearing revolving line of credit. The manager is entitled to 2.38% interest on the outstanding balance as well as profit participation on the unsold shares. To date the manager has waived the interest due from the series.  The Company will evaluate when is best to repay the Manager depending on operations and fundraising ability. In general, the Company will repay the Manager for funds extended to acquire horse assets from the series subscription proceeds (less the applicable management fee), as they are received. Additionally, the Manager maintains cash reserves on behalf of each of the series of the Company to cover expenses of the series’ operations.

In the table below, the Company outlines the positions of borrowings and amounts owed to it by the Manager:

Series Name	Horse reserve account owed to/(by) Series	(Horse acquisition loans owed to Manager)	Net amount owed to/(by) Series
Edge Captain Sparrow	$20,705	$–	$20,705
Edge Dancing Crane	303	–	303
Edge Demogorgon	970	–	970
Edge Escape Route	6,617	–	6,617
Edge Gentleman Gerry	26,290	13,500	12,790
Edge Golden Quality	(53)	–	(53)
Edge Halofied	(602)	–	(602)
Edge In Due Time	(1,039)	–	(1,039)
Edge Interstellar	12,416	27,000	(14,584)
Edge Jai Ho	21,576	–	21,576
Edge National Road	(7,943)	–	(7,943)
Edge Pep Rally	16,595	12,200	4,395
Edge Spun Intended	16,248	–	16,248

No assurance is provided.

51

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2022 and December 31, 2021 and for the Six-Month Periods Ended June 30, 2022 and 2021

Series Name	Horse reserve account owed to/(by) Series	(Horse acquisition loans owed to Manager)	Net amount owed to/(by) Series
Edge Summer Fun-d 1	$176,768	$162,000	$14,768
Edge Sunsanddrinkinhand	1,884	–	1,884
Edge Tepeu	(6,571)	–	(6,571)
Edge Walk the Talk	(2,636)	–	(2,636)
Edge Yes This Time	12,057	–	12,057
MRH A Mo Reay	13,907	–	13,907
MRH Above Suspicion	10,399	–	10,399
MRH Always Hopeful	44,684	–	44,684
MRH Authentic	(348,243)	–	(348,243)
MRH Balletic	141,463	136	141,327
MRH Boppy	27,605	–	27,605
MRH Cable Boss	83,685	–	83,685
MRH Can't Hush This	21,480	–	21,480
MRH Carpe Vinum	(33,060)	–	(33,060)
MRH Carrothers	30,523	–	30,523
MRH CB Bundle	252,128	–	252,128
MRH Celebrity News	41,641	–	41,641
MRH Chasing Time	63,694	–	63,694
MRH Classic Cut	125,756	–	125,756
MRH Cornice Traverse	60,971	–	60,971
MRH Cuvier	83,755	160,000	(76,245)
MRH Daddy's Joy	(24,601)	–	(24,601)
MRH Deep Cover	13,607	–	13,607
MRH Dolce Notte	9,945	–	9,945
MRH Duke of Love	69,151	–	69,151
MRH Filly Four	342,202	–	342,202
MRH Forbidden Kingdom	1,589	–	1,589
MRH Forever Rose	57,426	187,000	(129,574)
MRH Frosted Oats	22,354	–	22,354
MRH Future Stars Stable	63,533	–	63,533
MRH Going to Vegas	13,919	–	13,919
MRH Helicopter Money	118,014	160,800	(42,786)
MRH Hero Status	68,425	–	68,425
MRH I'm A Looker	195,474	464,000	(268,526)
MRH Infinite Empire	13,011	–	13,011
MRH Inspector	89,149	–	89,149
MRH Iron Works	65,565	–	65,565
MRH Kanthari	25,720	–	25,720
MRH Laforgia	32,823	–	32,823

No assurance is provided.

52

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2022 and December 31, 2021 and for the Six-Month Periods Ended June 30, 2022 and 2021

Series Name	Horse reserve account owed to/(by) Series	(Horse acquisition loans owed to Manager)	Net amount owed to/(by) Series
MRH Lane Way	$(46,458)	$–	$(46,458)
MRH Lookwhogotlucky	8,869	–	8,869
MRH Magical Ways	70,467	139,613	(69,146)
MRH Man Among Men	13,077	–	13,077
MRH Micro Share	52,468	–	52,468
MRH Miss Sakamoto	61,008	(46)	61,054
MRH Mo Temptation	125,169	243,600	(118,431)
MRH Moonbow 20	117,545	172,000	(54,455)
MRH Mrs Whistler	85,080	(233)	85,313
MRH My Fast One 20	155,014	264,000	(108,986)
MRH Naismith	(21,947)	–	(21,947)
MRH NY Exacta	(16,622)	–	(16,622)
MRH Ocean Magic 18	(6,171)	–	(6,171)
MRH Phantom Ride	90,488	–	90,488
MRH Provocateur	36,417	–	36,417
MRH Regal Rebel	91,028	–	91,028
MRH Rosie's Alibi	152,333	–	152,333
MRH Salute to America	75,452	–	75,452
MRH Search Engine	61,660	–	61,660
MRH Show Your Cards	126,535	88,308	38,227
MRH Sixtythreecaliber	15,978	–	15,978
MRH Stay Fabulous	127,323	248,000	(120,677)
MRH Straight No Chaser	105,006	847	104,160
MRH Sun Valley Road	26,549	(103)	26,652
MRH Tap the Gavel	78,961	–	78,961
MRH Thirteen Stripes	(544)	–	(544)
MRH Tizamagician	(14,982)	–	(14,982)
MRH Tufnel	75,877	2,161	73,716
MRH Vertical Threat	49,981	–	49,981
MRH Vow	92,315	–	92,315
MRH War Safe	89,296	–	89,296
MRH Who Runs the World	86,913	1,238	85,675
P-MRH Inalattetrouble	16,269	–	16,269
P-MRH Malibu Mayhem	63,371	–	63,371
P-MRH Storm Shooter	21,356	–	21,356
TOTAL	$4,156,357	$2,346,020	$1,810,337

All Series not presented in the table above had $0 balances due to/from the Manager as of June 30, 2022.

53

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2022 and December 31, 2021 and for the Six-Month Periods Ended June 30, 2022 and 2021

NOTE 5: LOANS PAYABLE – RELATED PARTY

The Company acquired the horse asset in the MRH Palace Foal series via a $15,606 convertible profit participating loan from Michael Behrens, a principal of the Manager of the Company. The convertible profit participating loan bears a 2.38 percent per annum interest rate and is due either when the MRH Palace Foal series is fully subscribed or converted into the unsold units of the MRH Palace Foal. During the time the convertible profit participating loan is outstanding, the underlying cash flow of the MRH Palace Foal series accrues to the loan holder. $15,606 was outstanding on this loan as of both June 30, 2022 and December 31, 2021.

In 2020, with the purchase of the MRH Authentic horse asset the Company agreed to pay purchase bonuses (kickers) upon the achievement of certain milestones.  Kickers of $2,443,750 were earned in 2020 and were recognized as a loan payable obligation to the co-owner Spendthrift Farm LLC, a related party, and capitalized as additional horse asset purchase costs.  The loan is to be repaid out of the underlying horse income, net of expenses incurred by the co-owner resulting from the horse’s breeding career.  As of June 30, 2022 and December 31, 2021, the outstanding balance of the loan was $1,911,113 and $1,893,474, respectively.

The Company’s manager was entitled to certain unpaid management fees related to the MRH Authentic horse, which totaled $75,000 in 2021 and remained outstanding to the Manager in such amount as of both June 30, 2022 and December 31, 2021.

In conjunction with the purchase of the Filly Four series, a portion of the horse purchase price amounting to $534,920 was deferred to be paid out to the co-owner Spendthrift Farm LLC, a related party, from future income from the residual value resulting from the sale of the horse(s).  The balance outstanding as of December 31, 2021 was $446,051. The related party forgave $274,518 during the six-month period ended June 30, 2022 and the balance of the loan was repaid.

The Company’s manager and another related party, Spendthrift Farm LLC paid certain training costs on behalf of the Company during 2021 and 2022.  As of June 30, 2022 and December 31, 2021, $769,905 and $592,676 remained outstanding on these agreements, respectively. The note will be repaid at the close of the series from the residual value upon the sale of the horse.  Loan balances totaling $19,297 were forgiven during the six-month period ended June 30, 2022.

Interest expense totaled $21,759 and $30,816 for the six-month periods ended June 30, 2022 and 2021, respectively.

No assurance is provided.

54

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2022 and December 31, 2021 and for the Six-Month Periods Ended June 30, 2022 and 2021

NOTE 6: MEMBERS’ EQUITY

Series Subscriptions

Series Name	Units Offered	Units Tendered	Series Subscriptions
Closed-Motion Emotion	1,020	1,020	$85,680
Closed-MRH Amandrea	550	550	162,250
Closed-MRH Ancient Royalty	900	900	125,100
Closed-MRH Annahilate	450	450	135,000
Closed-MRH Got Stormy	5,100	5,100	229,500
Closed-MRH Kichiro	200	200	26,000
Closed-MRH Lazy Daisy	1,250	1,250	143,750
Closed-MRH Monomoy Girl	10,200	10,200	469,200
Closed-MRH Sigesmund	200	200	20,000
Closed-MRH Social Dilemma	510	510	85,170
Closed-MRH Solar Strike	6,000	6,000	390,000
Closed-MRH Squared Straight	150	150	40,500
Closed-MRH Wayne O	6,000	6,000	570,000
Edge Captain Sparrow	10	10	112,000
Edge Dancing Crane	20	20	122,000
Edge Demogorgon	20	20	128,000
Edge Escape Route	10	10	62,952
Edge Gentleman Gerry	20	19	139,500
Edge Golden Quality	20	20	140,000
Edge Halofied	20	20	100,000
Edge In Due Time	20	20	150,000
Edge Interstellar	12	8	62,000
Edge Jai Ho	10	10	135,000
Edge National Road	20	20	140,000
Edge Pep Rally	20	18	126,000
Edge Spun Intended	10	10	100,000
Edge Summer Fun-d 1	50	14	70,000
Edge Sunsanddrinkinhand	20	20	100,000
Edge Tepeu	20	20	170,000
Edge Walk the Talk	12	12	126,000
Edge Yes This Time	10	10	129,520
MRH A Mo Reay	820	820	246,820
MRH Above Suspicion	820	820	138,580
MRH Always Hopeful	1,020	1,020	205,020
MRH Authentic	12,500	12,500	2,575,000
MRH Balletic	10,000	9,998	799,840
MRH Boppy	750	750	101,250
MRH Cable Boss	5,100	5,100	494,700
MRH Can't Hush This	1,800	1,800	295,200

No assurance is provided.

55

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2022 and December 31, 2021 and for the Six-Month Periods Ended June 30, 2022 and 2021

Series Name	Units Offered	Units Tendered	Series Subscriptions
MRH Carpe Vinum	600	600	$192,000
MRH Carrothers	5,100	5,100	515,100
MRH CB Bundle	5,000	5,000	1,170,000
MRH Celebrity News	1,200	1,200	187,200
MRH Chasing Time	10,000	10,000	520,000
MRH Classic Cut	10,000	10,000	510,000
MRH Cornice Traverse	750	750	335,250
MRH Daddy's Joy	600	600	108,000
MRH Deep Cover	800	800	176,000
MRH Dolce Notte	820	820	121,360
MRH Duke of Love	2,000	2,000	284,000
MRH Filly Four	8,000	8,000	1,440,000
MRH Forbidden Kingdom	1,020	1,020	233,580
MRH Frosted Oats	4,100	4,100	172,200
MRH Future Stars Stable	10,000	10,000	500,000
MRH Going to Vegas	5,100	5,100	438,600
MRH Hero Status	6,000	6,000	348,000
MRH Infinite Empire	820	820	223,860
MRH Inspector	1,200	1,200	242,400
MRH Iron Works	5,100	5,100	453,900
MRH Kanthari	5,100	5,100	433,500
MRH Laforgia	10,200	10,200	357,000
MRH Lane Way	6,000	6,000	540,000
MRH Lookwhogotlucky	410	410	84,050
MRH Magical Ways	6,000	3,810	285,750
MRH Man Among Men	820	820	223,860
MRH Micro Share	5,100	5,100	377,400
MRH Miss Sakamoto	6,000	6,001	324,054
MRH Mrs Whistler	2,000	2,002	274,274
MRH Naismith	2,000	2,000	304,000
MRH NY Exacta	2,000	2,000	456,000
MRH Phantom Ride	3,000	3,000	252,000
MRH Provocateur	4,100	4,100	373,100
MRH Regal Rebel	2,000	2,000	330,000
MRH Rosie's Alibi	10,000	10,000	1,050,000
MRH Salute to America	1,000	1,000	273,000
MRH Search Engine	5,100	5,100	540,600
MRH Show Your Cards	3,000	2,331	384,615
MRH Sixtythreecaliber	1,000	1,000	193,000

No assurance is provided.

56

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2022 and December 31, 2021 and for the Six-Month Periods Ended June 30, 2022 and 2021

Series Name	Units Offered	Units Tendered	Series Subscriptions
MRH Straight No Chaser	2,000	1,994	$331,004
MRH Sun Valley Road	750	751	90,871
MRH Tap the Gavel	10,000	10,000	490,000
MRH Thirteen Stripes	1,000	1,000	229,000
MRH Tizamagician	600	600	192,000
MRH Tufnel	5,200	5,159	319,858
MRH Vertical Threat	600	600	126,000
MRH Vow	2,000	2,000	358,000
MRH War Safe	2,000	2,000	292,000
MRH Who Runs the World	5,100	5,086	528,944
P-Action Bundle	10,000	10,000	310,000
P-Edge Madeira Wine	20	20	50,000
P-MRH American Heiress	5,100	5,100	510,000
P-MRH Bella Chica	100	100	38,000
P-MRH Big Mel	6,000	6,000	726,000
P-MRH Collusion Illusion	25,000	25,000	750,000
P-MRH Howboutdemapples	600	600	103,800
P-MRH Inalattetrouble	4,100	4,100	143,500
P-MRH Malibu Mayhem	650	650	250,900
P-MRH Miss Puzzle	125	125	31,250
P-MRH Mo Mischief	5,100	5,100	382,500
P-MRH Popular Demand	1,020	1,020	248,880
P-MRH Power Up Paynter	600	600	114,000
P-MRH Quantum Theory	1,800	1,800	84,600
P-MRH Sacred Beauty	410	410	64,370
P-MRH Star Six Nine	10,000	10,000	370,000
P-MRH Storm Shooter	2,000	2,000	324,000
P-MRH Two Trail Sioux 17K	1	1	29,720
P-MRH Utalknboutpractice	100	100	30,000
Retired-MRH	23,165	2,655	573,050
Total	343,845	320,374	$32,771,432

No assurance is provided.

57

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2022 and December 31, 2021 and for the Six-Month Periods Ended June 30, 2022 and 2021

The Company has received membership subscriptions for the following LLC series as of June 30, 2022.

The members of each of the Company’s series have certain rights with respect to the membership series they are subscribed to. Each series generally holds a single horse asset. A series member is entitled to their pro rata share of the net profits derived from the horse asset held in that series after deduction of expense allocations and direct expenses attributable to the underlying horse asset, based on their percentage of the total outstanding membership interests in that series.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 7: RELATED PARTY TRANSACTIONS

The Company’s Manager has advanced funds to and holds cash reserves on behalf of various of the Company’s series funds. See Note 4 for further discussions.

The Company has various loans outstanding with related parties, as described in Note 5.

Because these are related party transactions, no guarantee can be made that the terms of the arrangements are at arm’s length.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its Manager.

Long-Term Debt

The Company acquired the horse asset in the MRH Palace Foal series via a $15,606 convertible profit participating loan from Michael Behrens, a principal of the Manager of the Company. The convertible profit participating loan bears a 2.38 percent per annum interest rate is due either when the MRH Palace Foal series is fully subscribed or converted into the unsold units of the MRH Palace Foal.

During the time the convertible profit participating loan is outstanding, the underlying cash flow of the MRH Palace Foal series accrues to the loan holder.

No assurance is provided.

58

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS

As of June 30, 2022 and December 31, 2021 and for the Six-Month Periods Ended June 30, 2022 and 2021

NOTE 10: SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is planning to continue to raise capital through the issuance of securities exempt from registration under Regulation A in 2022.

Management’s Evaluation

Management has evaluated subsequent events through September 26, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Item 4. Exhibits

Exhibit 2.1	Articles of Organization (1)
Exhibit 2.2	Amended and Restated Series Limited Liability Company Agreement (2)
Exhibit 3.1	Series Agreement for Series Palace Foal (1)
Exhibit 3.2	Series Agreement for Series De Mystique ‘17 (3)
Exhibit 3.3	Series Agreement for Martita Sangrita 17(4)
Exhibit 3.4	Series Agreement for Daddy’s Joy(4)
Exhibit 3.5	Series Agreement for Vertical Threat (4)
Exhibit 3.6	Series Agreement for Shake it Up Baby(4)
Exhibit 3.7	Series Agreement for Tizamagician (4)
Exhibit 3.8	Series Agreement for Power Up Paynter (5)
Exhibit 3.9	Series Agreement for Two Trail Sioux 17 (5)
Exhibit 3.10	Series Agreement for Wayne O (5)
Exhibit 3.11	Series Agreement for Big Mel (6)
Exhibit 3.12	Series Agreement for Series Amandrea (7)
Exhibit 3.13	Series Agreement for Series Keertana 18 (7)
Exhibit 3.14	Series Agreement for Series Sunny 18 (7)
Exhibit 3.15	Series Agreement for Series Lazy Daisy (7)
Exhibit 3.16	Series Agreement for Series New York Claiming Package (8)
Exhibit 3.17	Series Agreement for Series The Filly Four (8)
Exhibit 3.18	Series Agreement for Series Lane Way(9)
Exhibit 3.19	Series Agreement for Series Mo Mischief (10)
Exhibit 3.20	Series Agreement for Series Deep Cover (10)
Exhibit 3.21	Series Agreement for Series Popular Demand (11)

59

Exhibit 3.22	Series Agreement for Series Authentic (12)
Exhibit 3.23	Series Agreement for Series Storm Shooter (12)
Exhibit 3.24	Series Agreement for Series Thirteen Stripes (13)
Exhibit 3.25	Series Agreement for Series Naismith (14)
Exhibit 3.26	Series Agreement for Series NY Exacta (14)
Exhibit 3.27	Series Agreement for Series Apple Down Under (15)
Exhibit 3.28	Series Agreement for Just Louise 19 (15)
Exhibit 3.29	Series Agreement for Lost Empire 19 (15)
Exhibit 3.30	Series Agreement for Series Man Among Men (16)
Exhibit 3.31	Series Agreement for Series Frosted Oats (16)
Exhibit 3.32	Series Agreement for Series Tapitry 19 (16)
Exhibit 3.33	Series Agreement for Series Classofsixtythree 19 (16)
Exhibit 3.34	Series Agreement for Cayala 19 (16)
Exhibit 3.35	Series Agreement for Series Margaret Reay 19 (16)
Exhibit 3.36	Series Agreement for Series Awe Hush 19 (16)
Exhibit 3.37	Series Agreement for Series Exonerated 19 (16)
Exhibit 3.38	Series Agreement for Series Speightstown Belle 19 (16)
Exhibit 3.39	Series Agreement for Consecrate 19 (16)
Exhibit 3.40	Series Agreement for Series Latte Da 19 (16)
Exhibit 3.41	Series Agreement for Series Midnight Sweetie 19 (16)
Exhibit 3.42	Series Agreement for Series Ambleside Park 19 (16)
Exhibit 3.43	Series Agreement for Series Athenian Beauty 19 (16)
Exhibit 3.44	Series Agreement for Future Stars Stable (16)
Exhibit 3.45	Series Agreement for Collusion Illusion (16)
Exhibit 3.46	Series Agreement for Monomoy Girl (17)
Exhibit 3.47	Series Agreement for Got Stormy (17)
Exhibit 3.49	Series Agreement for Social Dilemma (17)
Exhibit 3.51	Series Agreement for Carrothers (19)
Exhibit 3.55	Series Agreement for Echo Warrior 19 (19)
Exhibit 3.57	Series Agreement for Micro Share (f.k.a. Who’sbeeninmybed 19) (20)
Exhibit 3.58	Series Agreement for Malibu Mayhem (f.k.a. Into Summer 19) (20)
Exhibit 3.59	Series Agreement for Mrs Whistler (20)
Exhibit 3.60	Series Agreement for Chasing Time (f.k.a. Race Hunter 19) (20)
Exhibit 3.62	Series Agreement for Vow (20)
Exhibit 3.63	Series Agreement for Magical Ways (f.k.a. You Make Luvin Fun 19) (20)
Exhibit 3.64	Series Agreement for Miss Sakamoto (20)
Exhibit 3.65	Series Agreement for Tap the Gavel (f.k.a. Courtisane 19) (20)
Exhibit 3.66	Series Agreement for Cornice Traverse (f.k.a. Grand Traverse Bay 19) (20)
Exhibit 3.67	Series Agreement for Our Miss Jones 19 (21)
Exhibit 3.68	Series Agreement for Straight No Chaser (f.k.a. Margarita Friday 19)(21)
Exhibit 3.69	Series Agreement for Regal Rebel (f.k.a. Queen Amira 19) (21)
Exhibit 3.70	Series Agreement for Salute to America (21)
Exhibit 3.71	Series Agreement for Desire Street 19 (21)
Exhibit 3.72	Series Agreement for Duke of Love (22)
Exhibit 3.73	Series Agreement for War Safe (22)
Exhibit 3.74	Series Agreement for Tufnel (22)
Exhibit 3.75	Series Agreement for Classic Cut (22)
Exhibit 3.76	Series Agreement for Essential Rose 20 (22)
Exhibit 3.77	Series Agreement for Who Runs the World (22)
Exhibit 3.78	Series Agreement for Balletic (22)
Exhibit 3.79	Series Agreement for Song of Bernadette 20 (22)

60

Exhibit 3.80	Series Agreement for Fenwick Hall 20 (26)
Exhibit 3.81	Series Agreement for Le Relais 20 (26)
Exhibit 3.82	Series Agreement for Spirit 20 (26)
Exhibit 3.83	Series Agreement for Mo Temptation (27)
Exhibit 3.84	Series Agreement for Moonbow 20 (27)
Exhibit 3.85	Series Agreement for Forever Rose (27)
Exhibit 3.86	Series Agreement for My Fast One 20 (27)
Exhibit 3.87	Series Agreement for Helicopter Money (f.k.a. Ashlee’s Empire 20) (27)
Exhibit 3.88	Series Agreement for Cuvier (f.k.a. Chasing the Moon 20) (27)
Exhibit 3.89	Series Agreement for I’m a Looker 20 (27)
Exhibit 3.90	Series Agreement for Stay Fabulous (f.k.a. Jeanne’s Speight 20) (27)
Exhibit 4.1	Form of Subscription Agreement (26)
Exhibit 6.1	Management Services Agreement by and between My Racehorse CA LLC and Experiential Squared, Inc. (1)
Exhibit 6.2	Equine Co-Ownership and Acquisition Agreement for Palace Foal (1)
Exhibit 6.3	Profit Participation Convertible Promissory Note for Palace Foal (1)
Exhibit 6.4	Equine Co-Ownership and Acquisition Agreement for De Mystique ‘17 (3)
Exhibit 6.5	Profit Participation Convertible Promissory Note for De Mystique ‘17 (3)
Exhibit 6.6	Equine Co-Ownership and Acquisition Agreement for Martita Sangrita 17 (4)
Exhibit 6.7	Profit Participation Convertible Promissory Note for Martita Sangrita 17 (4)
Exhibit 6.8	Equine Co-Ownership and Acquisition Agreement for Daddy’s Joy (4)
Exhibit 6.9	Profit Participation Convertible Promissory Note for Daddy’s Joy (4)
Exhibit 6.10	Equine Co-Ownership and Acquisition Agreement for Vertical Threat (4)
Exhibit 6.11	Profit Participation Convertible Promissory Note for Vertical Threat (4)
Exhibit 6.12	Equine Co-Ownership and Acquisition Agreement for Shake it Up Baby (4)
Exhibit 6.13	Profit Participation Convertible Promissory Note for Shake it Up Baby (4)
Exhibit 6.14	Equine Co-Ownership and Acquisition Agreement for Tizamagician (4)
Exhibit 6.15	Profit Participation Convertible Promissory Note for Tizamagician (4)
Exhibit 6.16	Equine Co-Ownership and Acquisition Agreement for Power Up Paynter (5)
Exhibit 6.17	Profit Participation Convertible Promissory Note for Power Up Paynter (5)
Exhibit 6.18	Equine Co-Ownership and Acquisition Agreement for Two Trail Sioux 17 (5)
Exhibit 6.19	Profit Participation Convertible Promissory Note for Two Trail Sioux 17 (5)
Exhibit 6.20	Equine Co-Ownership and Acquisition Agreement for Wayne O (5)
Exhibit 6.21	Profit Participation Convertible Promissory Note for Wayne O (5)
Exhibit 6.22	Equine Co-Ownership and Acquisition Agreement for Big Mel (6)
Exhibit 6.23	Profit Participation Convertible Promissory Note for Big Mel (6)
Exhibit 6.24	Equine Co-Ownership and Acquisition Agreement for Amandrea (7)
Exhibit 6.25	Profit Participation Convertible Promissory Note for Amandrea (7)
Exhibit 6.26	Equine Co-Ownership and Acquisition Agreement for Keertana 18 (7)
Exhibit 6.27	Profit Participation Convertible Promissory Note for Keertana 18 (7)
Exhibit 6.28	Equine Co-Ownership and Acquisition Agreement for Sunny 18 (7)
Exhibit 6.29	Profit Participation Convertible Promissory Note for Sunny 18 (7)
Exhibit 6.30	Equine Co-Ownership and Acquisition Agreement for Lazy Daisy (7)
Exhibit 6.31	Profit Participation Convertible Promissory Note for Lazy Daisy (7)
Exhibit 6.32	Equine Co-Ownership and Acquisition Agreement for Augusta Moon (8)
Exhibit 6.33	Profit Participation Convertible Promissory Note for Augusta Moon (8)
Exhibit 6.34	Equine Co-Ownership and Acquisition Agreement for Hizaam (8)
Exhibit 6.35	Profit Participation Convertible Promissory Note for Hizaam (8)
Exhibit 6.36	Equine Co-Ownership and Acquisition Agreement for Venetian Sonata 18 (8)
Exhibit 6.37	Profit Participation Convertible Promissory Note for Venetian Sonata 18 (8)
Exhibit 6.38	Equine Co-Ownership and Acquisition Agreement for My Sweet Addiction 18 (8)

61

Exhibit 6.39	Profit Participation Convertible Promissory Note for My Sweet Addiction 18 (8)
Exhibit 6.40	Equine Co-Ownership and Acquisition Agreement for My Lady Lauren 18 (8)
Exhibit 6.41	Profit Participation Convertible Promissory Note for My Lady Lauren 18 (8)
Exhibit 6.42	Equine Co-Ownership and Acquisition Agreement for Sapucai 18 (8)
Exhibit 6.43	Profit Participation Convertible Promissory Note for Sapucai 18 (8)
Exhibit 6.44	Equine Co-Ownership and Acquisition Agreement for Lane Way(9)
Exhibit 6.45	Profit Participation Convertible Promissory Note for Lane Way(9)
Exhibit 6.46	Equine Co-Ownership and Acquisition Agreement for Mo Mischief (10)
Exhibit 6.47	Profit Participation Convertible Promissory Note for Mo Mischief(10)
Exhibit 6.48	Equine Co-Ownership and Acquisition Agreement for Deep Cover(10)
Exhibit 6.49	Profit Participation Convertible Promissory Note for Deep Cover(10)
Exhibit 6.50	Equine Co-Ownership and Acquisition Agreement for Additional 9% Interest in Big Mel (10)
Exhibit 6.51	Equine Co-Ownership and Acquisition Agreement for Additional 9% Interest in Solar Strike(10)
Exhibit 6.52	Equine Co-Ownership and Acquisition Agreement for Popular Demand (11)
Exhibit 6.53	Profit Participation Convertible Promissory Note for Popular Demand (11)
Exhibit 6.54	Equine Co-Ownership and Acquisition Agreement for Authentic (12)
Exhibit 6.55	Profit Participation Convertible Promissory Note for Authentic (12)
Exhibit 6.56	Profit Participation Convertible Promissory Note for Storm Shooter (12)
Exhibit 6.57	Profit Participation Convertible Promissory Note for Thirteen Stripes (13)
Exhibit 6.58	Profit Participation Convertible Promissory Note for Naismith (14)
Exhibit 6.59	Profit Participation Convertible Promissory Note for NY Exacta (14)
Exhibit 6.60	Broker-Dealer Agreement by and between My Racehorse CA LLC and Dalmore Group, LLC (13)
Exhibit 6.61	Equine Co-Ownership and Acquisition Agreement for Apple Down Under 19 (15)
Exhibit 6.62	Profit Participation Convertible Promissory Note for Apple Down Under 19 (15)
Exhibit 6.63	Equine Co-Ownership and Acquisition Agreement for Just Louise 19 (15)
Exhibit 6.64	Profit Participation Convertible Promissory Note for Just Louise 19 (15)
Exhibit 6.65	Equine Co-Ownership and Acquisition Agreement for Lost Empire 19 (15)
Exhibit 6.66	Profit Participation Convertible Promissory Note for Lost Empire 19 (15)
Exhibit 6.67	Profit Participation Convertible Promissory Note for Man Among Men (16)
Exhibit 6.68	Equine Co-Ownership and Acquisition Agreement for Man Among Men (16)
Exhibit 6.69	Profit Participation Convertible Promissory Note for Frosted Oats (16)
Exhibit 6.70	Equine Co-Ownership and Acquisition Agreement for Frosted Oats (16)
Exhibit 6.71	Profit Participation Convertible Promissory Note for Tapitry 19 (16)
Exhibit 6.72	Equine Co-Ownership and Acquisition Agreement for Tapitry 19 (16)
Exhibit 6.73	Profit Participation Convertible Promissory Note for Classofsixtythree 19 (16)
Exhibit 6.74	Equine Co-Ownership and Acquisition Agreement for Classofsixtythree 19 (16)
Exhibit 6.75	Profit Participation Convertible Promissory Note for Cayala 19 (16)
Exhibit 6.76	Equine Co-Ownership and Acquisition Agreement for Cayala 19 (16)
Exhibit 6.77	Profit Participation Convertible Promissory Note for Margaret Reay 19 (16)
Exhibit 6.78	Equine Co-Ownership and Acquisition Agreement for Margaret Reay 19 (16)
Exhibit 6.79	Profit Participation Convertible Promissory Note for Awe Hush 19 (16)
Exhibit 6.80	Profit Participation Convertible Promissory Note for Exonerated 19 (16)
Exhibit 6.81	Equine Co-Ownership and Acquisition Agreement for Exonerated 19 (16)
Exhibit 6.82	Profit Participation Convertible Promissory Note for Speightstown Belle 19 (16)
Exhibit 6.83	Profit Participation Convertible Promissory Note for Consecrate 19 (16)
Exhibit 6.84	Equine Co-Ownership and Acquisition Agreement for Consecrate 19 (16)
Exhibit 6.85	Profit Participation Convertible Promissory Note for Latte Da 19 (16)
Exhibit 6.86	Equine Co-Ownership and Acquisition Agreement for Latte Da 19 (16)
Exhibit 6.87	Profit Participation Convertible Promissory Note for Midnight Sweetie 19 (16)
Exhibit 6.88	Equine Co-Ownership and Acquisition Agreement for Midnight Sweetie 19 (16)
Exhibit 6.89	Profit Participation Convertible Promissory Note for Ambleside Park 19 (16)
Exhibit 6.90	Equine Co-Ownership and Acquisition Agreement for Ambleside Park 19 (16)
Exhibit 6.91	Profit Participation Convertible Promissory Note for Athenian Beauty 19 (16)
Exhibit 6.92	Equine Co-Ownership and Acquisition Agreement for Collusion Illusion (16)
Exhibit 6.93	Profit Participation Convertible Promissory Note for Collusion Illusion (16)
Exhibit 6.94	Racing Lease Agreement for Monomoy Girl (17)
Exhibit 6.95	Profit Participation Convertible Promissory Note for Monomoy Girl (17)

62

Exhibit 6.96	Racing Lease Agreement for Got Stormy (17)
Exhibit 6.97	Profit Participation Convertible Promissory Note for Got Stormy (17)
Exhibit 6.100	Racing Lease Agreement for Social Dilemma (17)
Exhibit 6.101	Profit Participation Convertible Promissory Note for Social Dilemma (17)
Exhibit 6.106	Amendment No. 1 to Racing Lease for Monomoy Girl (18)
Exhibit 6.107	Amendment No. 1 to Racing Lease for Got Stormy (18)
Exhibit 6.109	Amendment No. 1 to Racing Lease for Social Dilemma (18)
Exhibit 6.113	Equine Co-Ownership and Acquisition Agreement for Carrothers (19)
Exhibit 6.114	Profit Participation Convertible Promissory Note for Carrothers (19)
Exhibit 6.120	Equine Co-Ownership and Acquisition Agreement for Echo Warrior 19 (19)
Exhibit 6.121	Profit Participation Convertible Promissory Note for Echo Warrior 19 (19)
Exhibit 6.124	Equine Co-Ownership and Acquisition Agreement for Micro Share (f.k.a. Who'sbeeninmybed 19) (20)
Exhibit 6.125	Profit Participation Convertible Promissory Note for Micro Share (f.k.a. Who'sbeeninmybed 19) (20)
Exhibit 6.126	Equine Co-Ownership and Acquisition Agreement for Malibu Mayhem (f.k.a. Into Summer 19) (20)
Exhibit 6.127	Profit Participation Convertible Promissory Note for Malibu Mayhem (f.k.a. Into Summer 19) (20)
Exhibit 6.128	Profit Participation Convertible Promissory Note for Mrs Whistler (20)
Exhibit 6.129	Profit Participation Convertible Promissory Note for Chasing Time (f.k.a. Race Hunter 19) (20)
Exhibit 6.132	Profit Participation Convertible Promissory Note for Vow (20)
Exhibit 6.133	Equine Co-Ownership and Acquisition Agreement for Magical Ways (f.k.a You Make Luvin Fun 19) (20)
Exhibit 6.134	Profit Participation Convertible Promissory Note for Magical Ways (f.k.a. You Make Luvin Fun 19) (20)
Exhibit 6.135	Equine Co-Ownership and Acquisition Agreement for Miss Sakamoto (20)
Exhibit 6.136	Profit Participation Convertible Promissory Note for Miss Sakamoto (20)
Exhibit 6.137	Profit Participation Convertible Promissory Note for Tap the Gavel (f.k.a. Courtisane 19) (20)
Exhibit 6.138	Equine Co-Ownership and Acquisition Agreement for Cornice Traverse (f.k.a. Grand Traverse Bay 19)(20)
Exhibit 6.139	Profit Participation Convertible Promissory Note for Cornice Traverse (f.k.a. Grand Traverse Bay 19) (20)
Exhibit 6.140	Equine Co-Ownership and Acquisition Agreement for Our Miss Jones 19 (21)
Exhibit 6.141	Profit Participation Convertible Promissory Note for Our Miss Jones 19 (21)
Exhibit 6.142	Profit Participation Convertible Promissory Note for Straight No Chaser (f.k.a. Margarita Friday 19) (21)
Exhibit 6.143	Profit Participation Convertible Promissory Note for Regal Rebel (f.k.a. Queen Amira 19) (21)
Exhibit 6.144	Profit Participation Convertible Promissory Note for Salute to America(21)
Exhibit 6.145	Equine Co-Ownership and Acquisition Agreement for Desire Street 19 (21)
Exhibit 6.146	Profit Participation Convertible Promissory Note for Desire Street 19 (21)
Exhibit 6.147	Profit Participation Convertible Promissory Note for Duke of Love (22)
Exhibit 6.148	Profit Participation Convertible Promissory Note for War Safe (22)
Exhibit 6.149	Profit Participation Convertible Promissory Note for Tufnel (22)
Exhibit 6.150	Equine Co-Ownership and Acquisition Agreement for Tufnel (22)
Exhibit 6.151	Profit Participation Convertible Promissory Note for Classic Cut (22)
Exhibit 6.152	Profit Participation Convertible Promissory Note for Essential Rose 20 (22)
Exhibit 6.153	Profit Participation Convertible Promissory Note for Who Runs the World (22)
Exhibit 6.154	Equine Co-Ownership and Acquisition Agreement for Who Runs the World (22)
Exhibit 6.155	Profit Participation Convertible Promissory Note for Balletic (22)
Exhibit 6.156	Profit Participation Convertible Promissory Note for Song of Bernadette 20 (22)
Exhibit 6.157	Equine Co-Ownership and Acquisition Agreement for Song of Bernadette 20 (22)

63

Exhibit 6.158	Profit Participation Convertible Promissory Note for Daring Dancer 20 (23)
Exhibit 6.159	Equine Co-Ownership and Acquisition Agreement for Daring Dancer 20 (23)
Exhibit 6.160	Profit Participation Convertible Promissory Note for Grand Traverse Bay 20 (23)
Exhibit 6.161	Equine Co-Ownership and Acquisition Agreement for Grand Traverse Bay 20 (23)
Exhibit 6.162	Profit Participation Convertible Promissory Note for Chad Brown Bundle (23)
Exhibit 6.163	Equine Co-Ownership and Acquisition Agreement for Night Combat (23)
Exhibit 6.164	Equine Co-Ownership and Acquisition Agreement for Three Jewels (23)
Exhibit 6.165	Equine Co-Ownership and Acquisition Agreement for Splashdown 20 (23)
Exhibit 6.166	Vertalo Subscription Agreement by and between My Racehorse CA LLC and Vertalo, Inc. (24)
Exhibit 6.167	First Amendment to Management Services Agreement by and between My Racehorse CA LLC and Experiential Squared, Inc. (25)
Exhibit 6.168	Profit Participation Convertible Promissory Note for Fenwick Hall 20(26)
Exhibit 6.169	Equine Co-Ownership and Acquisition Agreement for Fenwick Hall 20(26)
Exhibit 6.170	Profit Participation Convertible Promissory Note for Le Relais 20 (26)
Exhibit 6.171	Equine Co-Ownership and Acquisition Agreement for Le Relais 20 (26)
Exhibit 6.172	Profit Participation Convertible Promissory Note for Spirit 20 (26)
Exhibit 6.173	Equine Co-Ownership and Acquisition Agreement for Spirit 20 (26)
Exhibit 6.174	Profit Participation Convertible Promissory Note for Mo Temptation (27)
Exhibit 6.175	Equine Co-Ownership Agreement for Mo Temptation (27)
Exhibit 6.176	Profit Participation Convertible Promissory Note for Moonbow 20 (27)
Exhibit 6.177	Equine Co-Ownership Agreement for Moonbow 20 (27)
Exhibit 6.178	Profit Participation Convertible Promissory Note for Forever Rose (27)
Exhibit 6.179	Equine Co-Ownership Agreement for Forever Rose (27)
Exhibit 6.180	Profit Participation Convertible Promissory Note for My Fast One 20 (27)
Exhibit 6.181	Profit Participation Convertible Promissory Note for Helicopter Money (f.k.a. Ashlee’s Empire 20) (27)
Exhibit 6.182	Equine Co-Ownership Agreement for Helicopter Money (f.k.a. Ashlee’s Empire 20) (27)
Exhibit 6.183	Profit Participation Convertible Promissory Note for Cuvier (f.k.a. Chasing the Moon 20) (27)
Exhibit 6.184	Equine Co-Ownership Agreement for Cuvier (f.k.a. Chasing the Moon 20) (27)
Exhibit 6.185	Profit Participation Convertible Promissory Note for I’m a Looker 20 (27)
Exhibit 6.186	Profit Participation Convertible Promissory Note for Stay Fabulous (f.k.a. Jeanne’s Speight 20) (27)
Exhibit 6.187	Equine Co-Ownership Agreement for Stay Fabulous (f.k.a. Jeanne’s Speight 20) (27)

 __________________

(1)	Filed with the Company’s Form 1-A dated September 10, 2018 and incorporated by reference herein.
(2)	Filed with the Company’s Amendment No. 1 to Form 1-A dated November 20, 2018 and incorporated by reference herein.
(3)	Filed with the Company’s Post-Qualification Amendment No. 1 to Form 1-A dated April 18, 2019 and incorporated by reference herein.
(4)	Filed with the Company’s Post-Qualification Amendment No. 3 to Form 1-A dated June 25, 2019 and incorporated by reference herein.
(5)	Filed with the Company’s Post-Qualification Amendment No. 4 to Form 1-A dated July 19, 2019 and incorporated by reference herein.
(6)	Filed with the Company’s Post Qualification Amendment No. 5 to Form 1-A dated August 28, 2019 and incorporated by reference herein.
(7)	Filed with the Company’s Post Qualification Amendment No. 6 to Form 1-A dated October 3, 2019 and incorporated by reference herein.
(8)	Filed with the Company’s Post Qualification Amendment No. 7 to Form 1-A dated December 6, 2019 and incorporated by reference herein.
(9)	Filed with the Company’s Post Qualification Amendment No. 8 to Form 1-A dated February 7, 2020 and incorporated by reference herein.

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(10)	Filed with the Company’s Post Qualification Amendment No. 9 to Form 1-A dated April 7, 2020 and incorporated by reference herein.
(11)	Filed with the Company’s Post Qualification Amendment No. 11 to Form 1-A dated May 29, 2020 and incorporated by reference herein.
(12)	Filed with the Company’s Post Qualification Amendment No. 12 to Form 1-A dated June 12, 2020 and incorporated by reference herein.
(13)	Filed with the Company’s Post Qualification Amendment No. 13 to Form 1-A dated July 15, 2020 and incorporated by reference herein.
(14)	Filed with the Company’s Post Qualification Amendment No. 14 to Form 1-A dated July 31, 2020 and incorporated by reference herein.
(15)	Filed with the Company’s Post Qualification Amendment No. 16 to Form 1-A dated September 22, 2020 and incorporated by reference herein.
(16)	Filed with the Company’s Post Qualification Amendment No. 19 to Form 1-A dated November 3, 2020 and incorporated by reference herein.
(17)	Filed with the Company’s Post Qualification Amendment No. 20 to Form 1-A dated December 18, 2020 and incorporated by reference herein.
(18)	Filed with the Company’s Post Qualification Amendment No. 22 to Form 1-A dated March 2, 2021 and incorporated by reference herein.
(19)	Filed with the Company’s Post Qualification Amendment No. 24 to Form 1-A dated April 20, 2021 and incorporated by reference herein.
(20)	Filed with the Company’s Post Qualification Amendment No. 24 to Form 1-A dated April 30, 2021 and incorporated by reference herein.
(21)	Filed with the Company’s Post Qualification Amendment No. 27 to Form 1-A dated June 14, 2021 and incorporated by reference herein
(22)	Filed with the Company’s Post Qualification Amendment No. 28 to Form 1-A dated September 3, 2021 and incorporated by reference herein.
(23)	Filed with the Company’s Post Qualification Amendment No. 31 to Form 1-A dated December 6, 2021 and incorporated by reference herein.
(24)	Filed with the Company’s Post Qualification Amendment No. 32 to Form 1-A dated January 11, 2022 and incorporated by reference herein.
(25)	Filed with the Company’s Form 1-A dated February 22, 2022 and incorporated by reference herein.
(26)	Filed with the Company’s Post Qualification Amendment No. 1 to Form 1-A dated May 6, 2022 and incorporated by reference herein.
(27)	Filed with the Company’s Post Qualification Amendment No. 2 to Form 1-A dated June 24, 2022 and incorporated by reference herein.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 28, 2022	MY RACEHORSE CA LLC

By: Experiential Squared, Inc., its Manager

By: /s/ Michael Behrens
Name: Michael Behrens
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael Behrens Name: Michael Behrens	Chief Executive Officer, Chief Financial Officer, and Secretary of Experiential Squared, Inc. (Principal Executive Officer, Principal Financial Officer, and Principal Accounting Officer)	September 28, 2022
MY RACEHORSE CA LLC By: /s/ Michael Behrens Name: Michael Behrens Title: Chief Executive Officer	Manager	September 28, 2022

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